SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chelsea Therapeutics International, Ltd.

(Name of Subject Company)

Chelsea Therapeutics International, Ltd.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

163428105

(CUSIP Number of Class of Securities)

Joseph G. Oliveto
President and Chief Executive Officer
Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200
Charlotte, North Carolina 28277
(704) 341-1516

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Steven A. Navarro, Esq.
Robert W. Dickey, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits or Annexes hereto, this “Statement”) relates is Chelsea Therapeutics International, Ltd., a Delaware corporation (the “Company”, “we” or “us”). The address of the principal executive office of the Company is 3530 Toringdon Way, Suite 200, Charlotte, North Carolina 28277. The telephone number for the Company’s principal executive office is (704) 341-1516.

(b) Securities

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Company. As of May 21, 2014, there were 78,935,852 shares of the Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

Pursuant to the Agreement and Plan of Merger, dated as of May 7, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, H. Lundbeck A/S, a Danish corporation (“Parent”), and Charlie Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Acquisition Sub”), Parent has agreed to acquire all of the outstanding shares of Common Stock (the “Shares”). The acquisition will be conducted in two steps: The first step will consist of a tender offer (the “Offer”) by Acquisition Sub to purchase any and all of the outstanding Shares in exchange for (i) $6.44 per Share in cash, without interest (the “Cash Consideration”), and (ii) one contingent value right (a “CVR” and, together with the Cash Consideration, the “Merger Consideration”) per Share, which represents a contractual right to receive up to $1.50 per CVR upon the achievement of certain sales milestones set forth in the form of Contingent Value Rights Agreement to be entered into between Parent and a rights agent to be designated by Parent and reasonably acceptable to the Company (the “CVR Agreement”), in each case subject to any required withholding of taxes. The initial expiration date of the Offer is at 12:00 midnight, New York City time, on June 20, 2014 (one minute after 11:59 p.m., New York City time, on June 20, 2014), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

In the second step, subject to Acquisition Sub’s irrevocable acceptance for payment in the Offer of at least a majority of the Company’s Common Stock outstanding on a fully diluted basis and to the satisfaction or waiver of certain other customary conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into the Company (the “Merger”), with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by the Company, Parent, Acquisition Sub, any direct or indirect wholly owned subsidiary of the Company, Parent or Acquisition Sub or by stockholders of the Company who have validly perfected their statutory rights of appraisal under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares) will be converted into the right to receive the Merger Consideration. Upon the Effective Time, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

The Merger will not require a vote of the Company’s stockholders. Instead, the Merger will be governed by Section 251(h) of the DGCL, which provides that, following consummation of a tender offer for stock of a public corporation, and subject to certain statutory pre-requisites, if (x) the acquirer holds at least the percentage of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h), would be required to approve a merger involving the acquired corporation under the DGCL and the certificate of incorporation of the acquired corporation, and (y) the holders of stock not tendered into the tender offer (other than holders of stock for which appraisal rights have been validly perfected) receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquiror can effect a merger without the vote of the stockholders of the acquired corporation. Under the DGCL and the Company’s certificate of incorporation, as amended (the “Certificate of Incorporation”), the affirmative vote of a majority of the outstanding Common Stock is required to approve a merger. The same Merger Consideration that is being paid in the Offer will be paid in the Merger.

The Merger Agreement also provides that, upon the closing of the Offer, each unvested, unexpired and unexercised stock option granted under the Company’s 2004 Stock Plan, as amended, or otherwise (each such stock option, a “Company Option”) will vest and become exercisable. In addition, the Merger Agreement provides that, to the extent not exercised prior to the Effective Time, then at the Effective Time, each Company Option will be cancelled, with each former holder of any such cancelled Company Option with an exercise price less than the Cash Consideration (each such Company Option, a “Covered Option”) being converted into the right to receive, at the Effective Time or as soon as practicable thereafter, and subject to any applicable withholding taxes, (i) an amount in cash, without interest, equal to (a) the excess of the Cash Consideration over the exercise price per Share subject to such Covered Option multiplied by (b) the total number of Shares subject to such Covered Option, and (ii) one CVR for each Share subject to such Covered Option. The amount payable under the Merger Agreement with respect to a Company Option that has an exercise price that is equal to or exceeds the Cash Consideration (each such Company Option, an “Uncovered Option”) will be zero, and such Uncovered Option will be cancelled and terminated without any payment being made in respect thereof (whether in the form of cash or a CVR).

The terms and conditions of the Offer are described in the Offer to Purchase of Acquisition Sub and Parent, dated May 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related form of Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase states that the principal executive office of Parent is located at Ottiliavej 9, DK-2500 Valby, Denmark, and the telephone number at such principal executive office is +45 36 30 13 11, and that the principal executive office of Acquisition Sub is located at Four Parkway North, Deerfield, Illinois 60015, and the telephone number at such principal executive office is (866) 337-6996. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Parent and Acquisition Sub with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2014.

The Merger Agreement and the CVR Agreement are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference.

For the reasons described in more detail below, the board of directors of the Company (the “Company Board” or the “Board”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Statement, or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) Parent or Acquisition Sub or their respective executive officers, directors or affiliates.

Arrangements with Parent and Acquisition Sub

The following descriptions of the Merger Agreement, the CVR Agreement and the Confidentiality Agreement (as defined below) and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the CVR Agreement, and the Confidentiality Agreement which are filed as Exhibits (e)(1), (e)(2) and (e)(3), respectively, hereto and are incorporated herein by reference.

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 — “The Transaction Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. The summaries of the Merger Agreement contained herein and in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement includes representations and warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the termination of the Merger Agreement and the Effective Time, the Company has agreed to operate its business and the business of its subsidiaries in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company has also agreed (i) not to solicit or initiate discussions with any third party regarding acquisition proposals and (ii) to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. The Merger Agreement also includes customary termination provisions for each of the Company, Acquisition Sub and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into a definitive agreement with a third party with respect to an unsolicited superior proposal, the Company will be required to pay a fee of $18,550,000, less the amount of Parent expenses previously reimbursed by the Company pursuant to the Merger Agreement, if any.

Representation on the Company Board

The Merger Agreement provides that, effective as of the closing of the Offer, Acquisition Sub will be entitled to designate such number of directors on the Company Board as will give Acquisition Sub, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pro rata representation on the Company Board based on the number of Shares purchased by Acquisition Sub in the Offer plus the number of Shares owned by Acquisition Sub and Parent or any direct or indirect wholly owned subsidiary of Parent, and the Company will, at such time, cause Acquisition Sub’s designees to be so appointed.

In connection with the foregoing, subject to applicable law, the Company will take all action requested by Parent necessary to effect any such appointment, including, upon Parent’s request, mailing to holders of Common Stock an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the “Information Statement”) at such time as Parent and Acquisition Sub will have provided to the Company all information required to be included in the Information Statement with respect to Parent or Acquisition Sub’s designees to the Company Board. Parent and Acquisition Sub will be solely responsible for any information with respect to them and their designees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In connection with the foregoing, the Company will promptly, at the option of Acquisition Sub, either increase the size of the Company Board or obtain the resignation of such number of its then-current directors as is necessary to enable Acquisition Sub’s designees to be appointed to the Company Board as provided above.

Following the appointment to the Company Board of any designees of Acquisition Sub pursuant to the Merger Agreement, and prior to the Effective Time, the approval of a majority of the independent directors will be required for the Company to authorize: (i) any termination of, or any agreement to terminate, the Merger Agreement by or on behalf of the Company, (ii) any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement, (iii) any amendment to the Certificate of Incorporation, the amended and restated bylaws of the Company (the “Bylaws”) and other organizational documents of the Company, other than as contemplated by the Merger Agreement in connection with the Merger, (iv) any extension of time for, or waiver by the Company of, the performance of any of the obligations or other acts of Parent or Acquisition Sub under the Merger Agreement, (v) any agreement between the Company and any of the Company’s subsidiaries, on the one hand, and Parent, Acquisition Sub or any of their respective affiliates, on the other hand, or (vi) any amendment, waiver or modification of the Merger Agreement that would, or would be reasonably likely to, adversely affect the rights of the holders of Shares under the Merger Agreement.

Contingent Value Rights Agreement

Prior to the closing of the Offer, Parent and a rights agent to be selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) will enter into the CVR Agreement governing the terms of the CVRs. Under the Merger Agreement and the CVR Agreement, each holder of Shares (other than Shares owned by the Company, Parent, Acquisition Sub, any direct or indirect wholly owned subsidiary of the Company, Parent or Acquisition Sub or by stockholders of the Company who have validly perfected their statutory rights of appraisal under the DGCL with respect to such Shares) and Covered Options will be entitled to one CVR for (i) each outstanding Share that Acquisition Sub accepts from such holder pursuant to the Offer for payment of the Merger Consideration upon the closing of the Offer, (ii) each outstanding Share owned as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, and (iii) each Share underlying a Covered Option that is outstanding and unexercised immediately prior to the Effective Time and cancelled in connection with the closing of the Merger in exchange for the Merger Consideration less the exercise price of such Covered Option. The CVRs will not be transferable, will not be certificated or evidenced by any instrument, will not be registered or listed for trading, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, the Surviving Corporation or any of their affiliates. No interest will accrue or be payable in respect of any of the amounts that may be payable pursuant to the CVRs.

Pursuant to the terms and subject to the conditions of the CVR Agreement, the holder of a CVR will have a right to receive contingent cash payments from Parent based upon net sales of Northera during the period commencing on January 1, 2015 through December 31, 2017 (each, a “Milestone Payment”), as follows:

•	Holders of CVRs will be entitled to receive a payment of up to $0.50 per CVR based on the amount, if any, by which worldwide net sales of Northera (excluding Japan, Korea, China and Taiwan) exceed $100,000,000 during the period commencing January 1, 2015 to and including December 31, 2015.
•	Holders of CVRs will be entitled to receive a payment of up to $0.50 per CVR based on the amount, if any, by which worldwide net sales of Northera (excluding Japan, Korea, China and Taiwan) exceed $200,000,000 during the period commencing January 1, 2016 to and including December 31, 2016.
•	Holders of CVRs will be entitled to receive a payment of up to $0.50 per CVR based on the amount, if any, by which worldwide net sales of Northera (excluding Japan, Korea, China and Taiwan) exceed $300,000,000 during the period commencing January 1, 2017 to and including December 31, 2017.

Reliance on Representations, Warranties and Covenants

The Merger Agreement and the CVR Agreement, and the foregoing descriptions of each such agreement, have been included to provide investors and stockholders with information regarding the terms of each agreement. They are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in each agreement were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties and intended third-party beneficiaries to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in each agreement and discussed in the foregoing descriptions, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties and third party beneficiaries, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors are not third-party beneficiaries under the Merger Agreement or the CVR Agreement. Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

The Company and Parent are parties to a letter agreement, dated as of April 12, 2013 (the “Confidentiality Agreement”), pursuant to which, and subject to certain exceptions, Parent agreed to keep strictly confidential and not to disclose non-public information of the Company delivered or made available to Parent or certain of its representatives, in connection with the consideration by the parties of a potential business relationship between them, except in accordance with the Confidentiality Agreement. The Confidentiality Agreement also includes a standstill provision, which is subject to certain exceptions. Pursuant to the Merger Agreement, certain provisions of the Confidentiality Agreement are not applicable to Parent and its subsidiaries, including Acquisition Sub, between the execution date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement.

Any material information which the Company has provided to Parent and Acquisition Sub has been publicly disclosed by the Company in its filing with the SEC, including this Statement.

Arrangements with Executive Officers and Directors of the Company

The Company’s executive officers and directors may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company’s stockholders generally, as described below. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions and to recommend that all Company stockholders accept the Offer and tender their Shares pursuant to the Offer.

Effect of the Offer and the Merger on the Company’s Outstanding Equity Securities

Treatment of Shares.  The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Merger Consideration per Share on the same terms and conditions as the other Company stockholders who tender Shares. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Merger Consideration per Share on the same terms and conditions as the other Company stockholders.

Treatment of Company Options.  The Merger Agreement provides that, upon the closing of the Offer, each unvested, unexpired and unexercised Company Option will vest and become exercisable. The Merger Agreement also provides that, to the extent not exercised prior to the Effective Time, then at the Effective Time, each Company Option will be cancelled.

In connection with the Merger, each former holder of any Covered Option will be entitled to receive, at the Effective Time, or as soon as practicable thereafter, and subject to any applicable withholding taxes, (i) an amount in cash, without interest, equal to (a) the excess of the Cash Consideration over the exercise price per Share subject to such Covered Option multiplied by (b) the total number of Shares subject to such Covered Option and (ii) one CVR for each Share subject to such Covered Option. Each Uncovered Option that remains unexercised at the Effective Time will be cancelled and terminated at the Effective Time without any payment being made in respect thereof (whether in the form of cash or a CVR) in the Merger. The exercise prior to the Effective Time of Uncovered Options, including previously vested Uncovered Options and Uncovered Options that vest upon the closing of the Offer, would result in the issuance of additional Shares to the holder that would be entitled to receive the same Merger Consideration per Share on the same terms and conditions as other Company stockholders.

The following table sets forth the number of vested and unvested Company Options owned by each executive officer and director of the Company as of May 22, 2014:

Name	Number of Vested Company Options		Number of Unvested Company Options(1)		Total Number of Company Options
Joseph G. Oliveto	312,500	(2)	412,500	(3)	725,000
J. Nick Riehle	406,423	(4)	162,500	(3)	568,923
L. Arthur Hewitt	406,423	(4)	162,500	(3)	568,923
William D. Schwieterman	237,500	(2)	162,500	(3)	400,000
Michael J. Roberts	346,825	(2)	162,500	(3)	509,325
Keith W. Schmidt	—		100,000	(5)	100,000
Michael Weiser	217,552	(6)	203,750	(7)	421,302
Roger D. Stoll	150,000	(8)	160,000	(7)	310,000
William D. Rueckert	120,000	(8)	160,000	(7)	280,000
Kevan Clemens	297,710	(9)	167,500	(10)	465,210

(1)	All unvested Company Options will vest and become exercisable upon the closing of the Offer.
(2)	Includes 37,500 Uncovered Options with an exercise price of $7.72 per Share.
(3)	Includes 12,500 Uncovered Options with an exercise price of $7.72 per Share.
(4)	Includes 50,000 Uncovered Options with an exercise price of $6.50 per Share and 37,500 Uncovered Options with an exercise price of $7.72 per Share.
(5)	Mr. Schmidt does not own any Uncovered Options.
(6)	Includes 27,500 Uncovered Options with an exercise price of $6.50 per Share and 22,500 Uncovered Options with an exercise price of $7.72 per Share.
(7)	Includes 7,500 Uncovered Options with an exercise price of $7.72 per Share.
(8)	Includes 22,500 Uncovered Options with an exercise price of $7.72 per Share.
(9)	Includes 42,500 Uncovered Options with an exercise price of $6.50 per Share and 30,000 Uncovered Options with an exercise price of $7.72 per Share.
(10)	Includes 10,000 Uncovered Options with an exercise price of $7.72 per Share.

The following table sets forth the amount of cash payments that each executive officer and director would be entitled to receive in respect of his outstanding Shares and Covered Options held as of May 22, 2014, as well as CVRs payable in respect of such Shares and Covered Options pursuant to the Merger Agreement, assuming (i) such individual were to tender all of his outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub; (ii) such individual does not acquire any additional Shares pursuant to the exercise of Uncovered Options prior to the Effective Time; (iii) all Covered Options held by such individual as of May 22, 2014 remain unexercised at the Effective Time and such individual receives in the Merger the consideration described above under “— Treatment of Company Options” for such Covered Options; and (iv) the milestones set forth in the CVR Agreement are achieved in each year and holders of CVRs receive the maximum aggregate payment of $1.50 per CVR:

Name	Number of Shares(1)	Cash Amount Payable in Respect of Shares	Number of CVRs Based on Shares	Maximum Amount Payable in Respect of CVRs Based on Shares(2)	Number of Covered Options	Cash Amount Payable in Respect of Covered Options	Number of CVRs Based on Covered Options	Maximum Amount Payable in Respect of CVRs Based on Covered Options(2)
Joseph G. Oliveto	3,500	$22,540	3,500	$5,250	675,000	$2,433,250	675,000	$1,012,500
J. Nick Riehle	66,183	$426,219	66,183	$99,275	468,923	$1,585,496	468,923	$703,385
L. Arthur Hewitt	58,683	$377,919	58,683	$88,025	468,923	$1,585,496	468,923	$703,385
William D. Schwieterman	130,592	$841,012	130,592	$195,888	350,000	$1,212,550	350,000	$525,000
Michael J. Roberts	22,000	$141,680	22,000	$33,000	459,325	$1,514,468	459,325	$688,988
Keith W. Schmidt	—	—	—	—	100,000	$194,000	100,000	$150,000
Michael Weiser	450,178	$2,899,146	450,178	$675,267	363,802	$1,344,862	363,802	$545,703
Roger D. Stoll	40,000	$257,600	40,000	$60,000	280,000	$1,031,700	280,000	$420,000
William D. Rueckert	50,000	$322,000	50,000	$75,000	250,000	$876,150	250,000	$375,000
Kevan Clemens	5,000	$32,200	5,000	$7,500	382,710	$1,421,959	382,710	$574,065

(1)	The exercise prior to the Effective Time of Uncovered Options, including previously vested Uncovered Options and Uncovered Options that vest upon the closing of the Offer, would result in the issuance of additional Shares to the holder that would be entitled to receive the same Merger Consideration per Share on the same terms and conditions as other Company stockholders. Amounts disclosed in the table assume that no Uncovered Options will be exercised prior to the Effective Time.
(2)	Amounts included in the table reflect a maximum payment with respect to the CVRs of $1.50 per CVR assuming that the milestones set forth in the CVR Agreement are achieved each year. There can be no assurance that any payments will be made with respect to the CVRs.

Severance Benefits and Bonus Arrangements with Executive Officers and Directors

Severance Agreement with Joseph G. Oliveto.  The Company has entered into a Severance Agreement, dated as of October 16, 2012 (the “Oliveto Severance Agreement”), with Mr. Joseph G. Oliveto, President and Chief Executive Officer of the Company. Pursuant to the Oliveto Severance Agreement, if Mr. Oliveto resigns without “Good Reason” (as defined below) or the Company terminates Mr. Oliveto’s employment upon his death or permanent disability, the liquidation, dissolution or discontinuance of the Company or for “Cause” (as defined in the Oliveto Severance Agreement), the Company must pay Mr. Oliveto all compensation and other benefits payable to him through his resignation or termination date. If Mr. Oliveto resigns for Good Reason or the Company terminates Mr. Oliveto’s employment on grounds other than those provided in the preceding sentence, we must pay Mr. Oliveto his base salary in effect as of his resignation or termination date for 12 months (or 18 months should such separation of service occur within one month prior to or six months following a “Change in Control”, as defined in the Oliveto Severance Agreement), and, in all such cases, Mr. Oliveto’s Company Options will become fully vested and remain exercisable for 12 months. Pursuant to the Oliveto Severance Agreement, Good Reason exists when (i) the Company materially reduces Mr. Oliveto’s base salary, (ii) Mr. Oliveto’s principal place of work is relocated by the Company by more than 50 miles or (iii) the Company makes a material diminution in Mr. Oliveto’s title or duties, except that, following our hire of a new Chief Executive Officer, Good Reason will not exist if Mr. Oliveto reports directly to the new Chief Executive Officer and his job responsibilities are no less than those he held prior to being named the Company’s interim Chief Executive Officer in July 2012. Mr. Oliveto must provide the Company 30 days’ written notice of his termination of employment, and, if he is resigning for Good Reason, the notice must state the circumstances constituting Good Reason and Mr. Oliveto may only resign within six months after the Company’s 30-day period to cure such circumstances. The closing of the Offer will constitute a Change in Control within the meaning of the Oliveto Severance Agreement. In addition, as described above under “Effect of the Offer and the Merger on the Company’s Outstanding Equity Securities — Treatment of Company Options”, pursuant to the Merger Agreement, all Mr. Oliveto’s Company Options will vest and become exercisable upon the closing of the Offer and any unexercised Company Options will be cancelled at the Effective Time. At the Effective Time, or as soon as practicable thereafter, Mr. Oliveto will be entitled to receive a cash payment (without interest and subject to any applicable withholding taxes) equal to the difference between the excess of the Cash Consideration over the exercise price per Share subject to each Covered Option multiplied by the total number of Shares subject to such Covered Option he held at the Effective Time, plus one CVR for each Share subject to such Covered Option. As a result, the provisions of the Oliveto Severance Agreement governing the treatment of Mr. Oliveto’s Company Options upon termination will no longer be applicable following the Effective Time.

Key Executive Retention Bonus Plan.  In April 2013, the Company Board established a retention bonus program (the “Executive Retention Plan”) for our key executives, including Messrs. Oliveto, Riehle, Hewitt, Schwieterman and Roberts. Mr. Schmidt became eligible to participate in the Executive Retention Plan upon his joining the Company in January 2014.

The purpose of the Executive Retention Plan is to retain certain highly qualified individuals through key strategic milestones. Under the terms of the Executive Retention Plan, Messrs. Oliveto, Riehle, Hewitt, Schwieterman and Roberts are eligible to receive aggregate bonus awards equal to 100% of their base salary, while Mr. Schmidt is eligible to receive a bonus award equal to 50% of his base salary. The bonus awards will be payable in cash on the occurrence of the strategic milestones set forth in the Executive Retention Plan, determined utilizing the base salary at the time such milestones should occur, as follows:

•	50% of the retention bonus for Messrs. Oliveto, Riehle, Hewitt, Schwieterman and Roberts was payable upon the Company’s receipt of approval of its new drug application (“NDA”) for Northera (droxidopa) from the U.S. Food and Drug Administration (the “FDA”), which occurred on February 18, 2014; and
•	50% of the retention bonus for Messrs. Oliveto, Riehle, Hewitt, Schwieterman and Roberts and 100% of the retention bonus for Mr. Schmidt will be payable upon the completion of a “Sale Event” (as defined in the Executive Retention Plan) on or before December 31, 2014. The closing of the Offer and the Merger will constitute a Sale Event under the Executive Retention Plan.

Notwithstanding the foregoing, payment of each of the bonuses described above is conditioned upon the executive’s continued employment with the Company on the applicable date, unless the executive’s employment was terminated by the Company without “Cause” (as defined in the Executive Retention Plan) or by the executive for “Good Reason” (as defined in the Executive Retention Plan) within a specified period as set forth in the Executive Retention Plan. In February 2014, bonus payments were made under the Executive Retention Plan to each of Messrs. Oliveto, Riehle, Hewitt, Schwieterman and Roberts as a result of FDA approval of the Northera NDA.

Key Executive Severance Plan.  In April 2013, the Company Board also established a severance program (the “Executive Severance Plan”) for our key executives, including Messrs. Riehle, Hewitt, Schwieterman and Roberts. Mr. Schmidt became eligible to participate in the Executive Severance Plan upon his joining the Company in January 2014, as modified by the offer letter from the Company to Mr. Schmidt dated January 28, 2014 (the “Schmidt Offer Letter”). Mr. Oliveto is not eligible for any benefits under the Executive Severance Plan in light of the separate Oliveto Severance Agreement between Mr. Oliveto and the Company, as described above.

Under the terms of the Executive Severance Plan, Messrs. Riehle, Hewitt, Schwieterman and Roberts are eligible to receive severance benefits equal to the greater of (i) 12 months of base salary, or (ii) two months of base salary plus one month of base salary for each full year of service with the Company in the event that the executive’s employment is terminated by the Company without “Cause” (as defined in the Executive Severance Plan) or by the executive for Good Reason” (as defined below). Pursuant to the terms of the Executive Severance Plan and the Schmidt Offer Letter, Mr. Schmidt’s severance benefits are equal to one month of base salary for every full month of employment with the Company in 2014, up to a maximum of 11 months, if Mr. Schmidt’s employment is terminated by the Company without “Cause” (as defined in the Executive Severance Plan) or Mr. Schmidt resigns for “Good Reason” (as defined below). Pursuant to the Executive Severance Plan, Good Reason exists when, within 12 months of a “Change in Control” (as defined in the Executive Severance Plan), (x) the Company materially reduces the executive’s base pay or bonus opportunity or (y) the executive’s principal place of work is relocated by the Company by more than 50 miles. Before an executive is permitted to resign for Good Reason, such executive must provide the Company written notice stating the circumstances constituting Good Reason within 30 days after the initial existence of such circumstances, and the Company is allowed 30 days after the receipt of such notice to cure such circumstances. The closing of the Offer and the Merger will constitute a Change in Control within the meaning of the Executive Severance Plan. Severance benefits will be paid in regular payroll installments, provided the executive signs and does not revoke a required waiver and release of all claims arising out of the executive’s employment with the Company.

Director Sales Event Bonus.  In January 2014, the Company Board established a director bonus arrangement whereby each non-executive member of the Board became eligible for cash bonuses equal to (i) one-half of the total amount of cash compensation paid to such director in 2013 upon the Company’s receipt of FDA approval of the Northera NDA, and (ii) one-half of the total amount of cash compensation paid to such director in 2013 upon the completion of a “Sale Event” (as defined in the Executive Retention Plan) on or before December 31, 2014. In February 2014, bonus payments were made under the director bonus arrangement to each non-executive member of the Company Board as a result of FDA approval of the Northera NDA. The closing of the Offer and the Merger will constitute a Sale Event for purposes of the director bonus arrangement.

Aggregate Cash Severance and Bonus Payments.  The table below summarizes the aggregate potential cash severance and bonus payments with respect to a Sale Event that each executive officer and director could be entitled to receive from the Company if the Offer and the Merger are consummated and, with respect to payments under the Oliveto Severance Agreement, the Executive Severance Plan and the Schmidt Offer Letter, each executive officer incurs a qualifying termination of employment as described above. The bonus payments received by each executive officer and director upon FDA approval of the Northera NDA are not included in the table below because they are unrelated to the Offer and the Merger and were paid in February 2014. For purposes of calculating such aggregate potential severance and Sale Event bonus payments, we have assumed that the Effective Time occurs on June 20, 2014.

Name	Aggregate Cash Severance and Bonus Payments(1)
Joseph G. Oliveto(2)	$700,000
J. Nick Riehle(3)	$358,950
L. Arthur Hewitt(4)	$424,500
William D. Schwieterman(5)	$543,150
Michael J. Roberts(6)	$334,650
Keith W. Schmidt(7)	$229,167
Michael Weiser(8)	$41,875
Roger Stoll(9)	$36,250
William Rueckert(10)	$36,125
Kevan Clemens(11)	$36,250

(1)	The cash payments under the Oliveto Severance Agreement, the Executive Severance Plan and the Schmidt Offer Letter are “double-trigger” benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Merger. Under the Oliveto Severance Agreement, if Mr. Oliveto resigns for “Good Reason” (as defined in the Oliveto Severance Agreement) or we terminate Mr. Oliveto’s employment other than for “Cause” (as defined in the Oliveto Severance Agreement), we must pay Mr. Oliveto his base salary in effect as of his resignation or termination date for 18 months following the closing of the Offer. Under the Executive Severance Plan, if an executive officer resigns for “Good Reason” (as defined in the Executive Severance Plan) or we terminate an executive officer’s employment other than for “Cause” (as defined in the Executive Severance Plan), we must pay such executive officer an amount equal to the greater of (i) 12 months of base salary, or (ii) two months of base salary plus one month of base salary for each full year of service with the Company, except in the case of Mr. Schmidt, who, under the Schmidt Offer Letter, would receive one month of base salary for every full month of employment with the Company in 2014, up to a maximum of 11 months.

The cash payments payable upon completion of a “Sale Event” (as defined in the Executive Retention Plan) under the Executive Retention Plan and the director bonus arrangement are “single-trigger” benefits in that they are conditioned only on the occurrence of a “Sale Event” and are not conditioned on a termination of employment or service or resignation of the executive officer or the director, as applicable.

(2)	Mr. Oliveto will receive $525,000 (18 months of his base salary of $350,000) pursuant to the Oliveto Severance Agreement and $175,000 (50% of his base salary of $350,000) pursuant to the Executive Retention Plan.
(3)	Mr. Riehle will receive $119,650 (50% of base salary of $239,300) pursuant to the Executive Retention Plan and $239,300 (12 months of his base salary) pursuant to the Executive Severance Plan.
(4)	Dr. Hewitt will receive $141,500 (50% of base salary of $283,000) pursuant to the Executive Retention Plan and $283,000 (12 months of his base salary) pursuant to the Executive Severance Plan.
(5)	Dr. Schwieterman will receive $181,050 (50% of base salary of $362,100) pursuant to the Executive Retention Plan and $362,100 (12 months of his base salary) pursuant to the Executive Severance Plan.
(6)	Dr. Roberts will receive $111,550 (50% of base salary of $223,100) pursuant to the Executive Retention Plan and $223,100 (12 months of his base salary) pursuant to the Executive Severance Plan.
(7)	Mr. Schmidt will receive $137,500 (50% of base salary of $275,000) pursuant to the Executive Retention Plan and $91,667 (four months of his base salary) pursuant to the Executive Severance Plan and the Schmidt Offer Letter.
(8)	Represents 50% of the total cash compensation earned by Dr. Weiser for 2013.
(9)	Represents 50% of the total cash compensation earned by Dr. Stoll for 2013.
(10)	Represents 50% of the total cash compensation earned by Mr. Rueckert for 2013.
(11)	Represents 50% of the total cash compensation earned by Dr. Clemens for 2013.

Golden Parachute Compensation

The following table sets forth the compensation information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers and Mr. Schmidt that is based on or otherwise related to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC rules.

The following table summarizes the potential severance, bonus and unvested Covered Option payments that each executive officer could be entitled to receive from the Company if the Offer and the Merger are consummated and, with respect to payments under the Oliveto Severance Agreement, the Executive Severance Plan and the Schmidt Offer Letter, the executive officer incurs a qualifying termination of employment as described above. For purposes of calculating such potential payments, we have assumed that (i) the Effective Time occurs on June 20, 2014; (ii) all unvested Covered Options held by such individual as of May 22, 2014 remain unexercised at the Effective Time and such individual receives in the Merger the consideration described above under “— Treatment of Company Options” for such Covered Options; (iii) the milestones set forth in the CVR Agreement are achieved in each year and holders of CVRs receive the maximum aggregate payment of $1.50 per CVR; and (iv) such individual does not exercise any Uncovered Options prior to the Effective Time.

Name	Cash(1)	Equity(2)	Total
Joseph G. Oliveto	$700,000	$2,117,500	$2,817,500
J. Nick Riehle	$358,950	$762,500	$1,121,450
L. Arthur Hewitt	$424,500	$762,500	$1,187,000
William D. Schwieterman	$543,150	$762,500	$1,305,650
Michael J. Roberts	$334,650	$762,500	$1,097,150
Keith W. Schmidt(3)	$229,167	$344,000	$573,167

(1)	These amounts equal the aggregate of the cash severance payments provided to the named executive officers and Mr. Schmidt under the terms of the Oliveto Severance Agreement, the Executive Retention Plan, the Executive Severance Plan, and the Schmidt Offer Letter as set forth in the table above under the heading “Aggregate Cash Severance and Bonus Payments”. As described in more detail in the table above under the heading “Aggregate Cash Severance and Bonus Payments”, the cash payments under the Oliveto Severance Agreement, the Executive Severance Plan and the Schmidt Offer Letter are “double-trigger” benefits, and the cash payments payable upon completion of a “Sale Event” (as defined in the Executive Retention Plan) under the Executive Retention Plan are “single-trigger” benefits.
(2)	These amounts represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer and Mr. Schmidt in respect of unvested Covered Options held as of May 7, 2014, which is the date of the Merger Agreement. Such unvested Covered Options are valued based on the difference between the per Share exercise price of such Covered Options and the maximum Merger Consideration of $7.94 per Share, which includes the maximum payment with respect to the CVRs of $1.50 per CVR, assuming that the milestones set forth in the CVR Agreement are achieved each year. There can be no assurance that any payments will be made with respect to the CVRs. For the five business day period beginning on May 8, 2014, the date of the first public announcement of the Merger Agreement, and ending on May 14, 2014, the average closing price of the Common Stock on the NASDAQ Capital Market was $6.59 per Share. Assuming such average closing price were representative of the maximum per Share consideration to be received in the Merger, then the aggregate amount payable to each executive officer in respect of unvested Covered Options held as of May 7, 2014 pursuant to the Merger Agreement would be $1,577,500, $560,000, $560,000, $560,000, $560,000 and $209,000 for Messrs. Oliveto, Riehle, Hewitt, Schwieterman, Roberts and Schmidt, respectively.

These amounts do not include any aggregate amount that the executive officers may realize in the Merger with respect to unvested Uncovered Options that vest upon the closing of the Offer; such unvested Uncovered Options are not entitled to any Merger Consideration unless they are exercised prior to the Effective Time and the Shares received through such exercise are converted in the Merger into the right to receive the Merger Consideration per Share on the same terms and conditions as other Company stockholders. Amounts disclosed in the table assume that no such unvested Uncovered Options will be exercised prior to the Effective Time as such exercise would require the individual to pay $7.72 per Share in order to acquire Shares pursuant to such Uncovered Option, which is significantly higher than the trading price per Share as of May 22, 2014.

(3)	Mr. Schmidt joined the Company in January 2014 and is not a “named executive officer” of the Company for purposes of Item 402(t) of Regulation S-K. Since Mr. Schmidt is the only executive officer who is not a named executive officer, Mr. Schmidt’s potential severance, bonus and unvested Covered Option payment information has nonetheless been included in this table for convenience.

Employment and Other Agreements Following the Merger

The Merger Agreement does not require Parent or the Surviving Corporation to continue the employment or service of any person currently employed by or providing service to the Company. As of the date of this Statement, Parent and Acquisition Sub have informed the Company that no members of the Company’s current management or of the Company Board have entered into any agreement, arrangement or understanding with Parent, Acquisition Sub or their affiliates regarding employment or other service with the Parent or the Surviving Corporation. As of the date of this Statement, Parent and Acquisition Sub have also informed the Company that Parent or the Surviving Corporation may retain certain unspecified employees of the Company following the Effective Time.

Continuing Employee Benefits

The Merger Agreement provides that Parent or the Surviving Corporation will have no obligation, and the Company will take no action that would have the effect of requiring Parent or the Surviving Corporation, to continue any specific employee benefit plans. The Merger Agreement further provides that, for a period commencing at the Effective Time and ending on December 31, 2014, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) either (i) maintain for the benefit of each employee of the Company who continues to be employed by the Surviving Corporation at the Effective Time (“Continuing Employees”) employee plans (other than equity-based benefits, individual employment agreements and any retention or other special or non-recurring bonus or incentive awards (the “Excluded Compensation Arrangements”)) at benefit levels that, taken as a whole, are substantially comparable in the aggregate to those in effect at the Company on the date of the Merger Agreement, and provide compensation and benefits to each Continuing Employee under such plans, or (ii) provide compensation, benefits and severance payments (other than Excluded Compensation Arrangements) to each Continuing Employee that, taken as a whole, are substantially comparable in the aggregate to the compensation, benefits and severance payments (other than

Excluded Compensation Arrangements) provided to such Continuing Employee immediately prior to the Effective Time, or (iii) provide some combination of (i) and (ii) above such that each Continuing Employee receives compensation, benefits and severance payments (other than Excluded Compensation Arrangements) that, taken as a whole, are substantially comparable in the aggregate to the compensation, benefits and severance payments (other than Excluded Compensation Arrangements) provided to such Continuing Employee immediately prior to the Effective Time. In addition, the Merger Agreement provides that, during the period commencing on January 1, 2015 and ending on the first anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide compensation, benefits and severance payments (other than Excluded Compensation Arrangements) to each Continuing Employee that are substantially comparable in the aggregate to the compensation, benefits and severance payments (other than Excluded Compensation Arrangements) that are provided to similarly situated employees of Parent. The Merger Agreement also provides that each Continuing Employee’s base salary or wages as of immediately prior to the Effective Time will not be decreased for a period of one year following the Effective Time for any such Continuing Employee employed during that period.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Director Liability, Indemnification of Officers and Directors and Insurance

Section 102(b)(7) of the DGCL allows a Delaware corporation to limit or eliminate the personal liability of directors of the corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company has included in its Certificate of Incorporation a provision that eliminates the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Certificate of Incorporation and its Bylaws provisions that require the Company to provide the foregoing indemnification to directors and officers of the Company to the fullest extent permitted under Delaware law. In addition, the Company must advance expenses incurred in connection with any such proceeding to such persons upon their undertakings to repay such amounts if indemnification is ultimately not permitted if such an undertaking is required by the DGCL.

The Company’s directors and officers are entitled under the Merger Agreement to certain continued indemnification for actions taken prior to the Effective Time. Parent has agreed that all rights of indemnification currently existing pursuant to the Certificate of Incorporation and Bylaws, and any indemnification agreements in effect as of the date of the Merger Agreement between the Company and its subsidiaries and any of their current or former directors and officers of the Company or any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time, will survive the Merger and will remain in full force and effect, and the Surviving Corporation and its subsidiaries will honor and fulfill in all respects such rights to indemnification. In addition, Parent has agreed that, to the fullest extent that the Surviving Corporation would have been permitted under applicable law, Parent will cause the Surviving Corporation and its subsidiaries to indemnify and hold harmless each such person with respect to all reasonable out-of-pocket costs, fees and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred by such person as a director or officer of the Company or a subsidiary to the extent arising out of or pertaining to (i) any action or omission in such person’s capacity as a director or officer of the Company or any of its subsidiaries or affiliates and (ii) the Offer, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

The Merger Agreement further provides that, prior to the Effective Time, the Company will, or if the Company is unable to, Parent will (or will cause the Surviving Corporation to), obtain “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors’ and officers’ liability and fiduciary insurance (the “D&O Insurance”) for the Company’s current or former directors and officers or any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 200% of the current annual premium for the Company’s D&O Insurance policies.

Pursuant to the Merger Agreement, the Company Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Merger by each officer or director of the Company who is subject to Section 16 of the Exchange Act will be exempt under SEC Rule 16b-3.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

The Company Board has unanimously:

•	determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, on the terms and subject to the conditions of the Merger Agreement, are fair to and in the best interests of the Company and its stockholders;
•	approved the Merger Agreement and authorized the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger;
•	determined that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and the Merger shall be consummated as soon as practicable following the Offer Closing; and
•	recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Transaction

The Company Board and the Company’s senior management continually evaluate the Company’s business, operations and long-term strategic plans and prospects. As part of this evaluation, the Board and the Company’s senior management have periodically considered strategic alternatives to maximize value to the Company’s stockholders, including continuing to operate the Company on a standalone basis, potential partnering and collaboration arrangements, and other potential strategic transactions with respect to the Company.

In March 2012, the Company received a complete response letter (“CRL”) from the FDA with respect to the Company’s Northera NDA for the treatment of neurogenic orthostatic hypotension (“NOH”), which had been submitted in September 2011. The CRL included a request by the FDA that the Company submit data from an additional positive study to support efficacy along with a recommendation that such a study be designed to demonstrate durability of effect over a two- to three-month period. The CRL did not identify any outstanding safety concerns. In addition, the FDA provided draft recommendations to several sections of the draft labeling submitted for Northera, including a preliminary recommendation to include a black-box warning related to supine hypertension. However, the letter indicated that such a boxed warning could be reconsidered if suitable data demonstrating a lack of severe hypertension in a fully prone position were provided.

In May 2012, the Company completed an end-of-review meeting with the FDA to review the CRL and more fully understand the FDA’s concerns regarding the Northera NDA. In June 2012, the FDA declined the Company’s proposal to modify its then-ongoing Study 306B to address the issues raised by the FDA in the CRL and, further, the FDA recommended that the Company design and conduct an additional trial to demonstrate that Northera has a significant and persistent effect on symptoms of NOH.

In July 2012, in light of the CRL and guidance from the FDA with respect to the clinical trials necessary to support the Northera NDA, the Company, at the direction of the Company Board, initiated a corporate restructuring under which the number of employees was significantly reduced, retaining only those employees necessary to continue the Company’s efforts to obtain FDA approval for Northera. In addition, the Company’s Chief Executive Officer and its Vice President of Sales and Marketing left the Company. Mr. Oliveto, then the Company’s Vice President of Operations, was appointed interim President and CEO. At the Board level, the Chairman of the Board stepped down, but remained a director, while another existing director assumed the role of Chairman. The former CEO and two other directors also resigned from the Board. Concurrent with the restructuring, the Board authorized a plan to explore and evaluate strategic alternatives for the Company, with the goal of optimizing stockholder value.

In August 2012, the Company Board engaged Torreya Capital (“Torreya”) to advise the Board on the Company’s strategic alternatives and directed Torreya to begin identifying prospective merger or other strategic partners. Torreya’s engagement letter provided for a monthly retainer of $15,000 for a period of six months, along with a “success fee” equivalent to 3% of the total value of any strategic transaction involving the Company, except in the case of any such transaction involving certain enumerated counterparties, in which event the success fee would be 1.5% of the total value.

Between August 2012 and October 2012, the Company Board held numerous meetings at which Torreya presented regular updates on the companies contacted in connection with the strategic transaction process and the status of any diligence being undertaken by such companies. In each case, Torreya noted that there had been no discussions with such companies as to potential transaction structures or terms.

On October 29, 2012, the Company Board held a telephonic meeting at which Torreya discussed strategic transaction structure alternatives based on possible outcomes of the preliminary Study 306B data, which was expected to become available in November 2012.

On November 19, 2012, the Company Board held a telephonic meeting at which Torreya presented an update on the strategic alternatives available to the Company, including merger transactions with either private or public companies with or without commercial products and in-licensing opportunities. The Board agreed that a strategic transaction with a company with existing commercial products would likely be the best fit for the Company due to the clinical, regulatory, sales and marketing functions that would be required to continue developing and potentially marketing Northera.

On December 4, 2012, the Company released preliminary data from Study 306B. The results indicated that treatment with Northera provided clinically meaningful and statistically significant improvements compared to placebo in dizziness/lightheadedness at week 1, the study’s pre-defined, pre-specified primary endpoint.

On December 12, 2012, the Company filed a formal dispute resolution request with the Director of the Office of New Drugs, as the first step in a formal FDA appeals process, to obtain further clarity from the FDA on the issues presented in the CRL and subsequent guidance received from the Center for Drug Evaluation I. The review was led by the FDA’s Director for the Center for New Drugs and included other senior officials within the FDA, including representatives from both within and outside of the Center for Drug Evaluation I along with officials from the FDA Cardiovascular and Renal Drug Products Division.

On January 7, 2013, the Compensation Committee of the Company Board (which included all of the members of the Board at such time) approved the Company’s annual stock option awards for each of the executive officers and directors of the Company.

On February 8, 2013, the Company received written guidance from the FDA’s Director for the Center for New Drugs stating that Study 306B had the potential to serve as the basis for a resubmission of the Northera NDA.

On February 20, 2013, the Company announced its intent to resubmit the Northera NDA in the late second quarter of 2013, based on the receipt of written guidance from the FDA that Study 306B had potential to serve as the basis for a resubmission of the Northera NDA and that short-term clinical benefit could potentially be adequate to support approval.

On February 27, 2013, the Company Board held a meeting at which Dr. Michael Roberts, the Company’s Vice President of Business Development, and Torreya gave presentations regarding the Company’s strategic alternatives, including a discussion of partnering/collaboration opportunities and merger opportunities. Dr. Roberts updated the Board on the status of the discussions that he and Torreya had had with numerous companies at the J.P. Morgan Healthcare Conference in San Francisco in January 2013. It was noted that, if the Company were to remain independent while pursuing approval and launch of Northera, the Company would likely need to raise significant additional capital, in excess of $30 million. The Board agreed that the Company should continue to pursue a standalone strategy while also seeking out, through Torreya, strategic transaction alternatives, including a sale or merger of the Company and collaborations and partnerships. Torreya then discussed the process and general timing expectations of pursuing a strategic transaction, and the Company’s outside counsel, Morgan, Lewis & Bockius LLP (“Morgan Lewis”), discussed the Board’s fiduciary duties in the context of a strategic transaction. In light of the Company’s ongoing evaluation of its strategic alternatives and the inherent uncertainty associated with such a process, the Board asked senior management to consider possible retention and severance arrangements for the existing management and staff that would provide adequate incentive to remain with the Company, to properly execute on the plan for the resubmission of the NDA and to otherwise enhance the value of the Company.

On March 7, 2013, the Company Board held a telephonic meeting in which the Company’s senior management and Morgan Lewis participated. Senior management presented proposed terms of executive and employee retention bonus and severance plans. The Board discussed the proposed plans and directed senior management to develop revised proposals within certain parameters agreed upon by the Board.

On April 1, 2013, the Company Board held a telephonic meeting at which Torreya presented an update on the Company’s strategic transaction process. Torreya noted that 20 companies had been contacted regarding a potential strategic transaction with the Company, including Parent. Torreya further noted that four of these companies, none of which were Parent, had entered into confidentiality agreements and begun conducting due diligence through the online data room (the “Dataroom”) provided by the Company. Following the April 1, 2013 meeting, Torreya continued to reach out to additional companies concerning a potential strategic transaction with the Company.

On April 12, 2013, the Company entered into a confidentiality agreement with Parent, and on April 14, 2013, Parent was provided access to the Dataroom.

On April 15, 2013, the Company Board held a telephonic meeting at which Company senior management discussed the status of the diligence process being conducted by interested companies. The Board approved and adopted the Company’s Executive Retention Plan and Executive Severance Plan. In light of the directors’ increased responsibilities and time commitment in connection with the Northera NDA resubmission and the strategic transaction process, the Board also approved an additional stock option grant to each director, which would vest only upon the occurrence of a “Sale Event” within the meaning of the Executive Retention Plan and which would expire on December 31, 2014.

On April 23, 2013, the Company Board held a telephonic meeting at which Torreya provided an update on the four companies participating in the diligence process, including Parent, as well as the status of their diligence reviews. Noting that no companies had submitted indications of interest to date, Torreya discussed the expected timing of receipt of indications of interest.

On May 20, 2013, the Company Board held a telephonic meeting at which Torreya provided an update on the strategic transaction process. Torreya noted that 25 companies had been contacted regarding a potential strategic transaction with the Company, of which 10 had entered into confidentiality agreements and 13 had declined to pursue a strategic transaction with the Company. Torreya indicated that most companies were concerned over the degree of regulatory risk surrounding Northera and the Company, as well as the potential financial exposure of an additional Phase III study requirement for Northera that could be imposed by the FDA. In light of the lack of interest in a strategic transaction among the companies contacted to date, the Board directed Torreya to consider other strategic alternatives available to the Company for discussion at the next Board meeting.

On May 28, 2013, the Company Board held a telephonic meeting at which Torreya provided a further update on the strategic transaction process, noting that, since its engagement in August 2012, it had contacted a total of 65 companies concerning a potential strategic transaction with the Company. Torreya noted that they were not optimistic that a successful strategic transaction could be concluded in the current environment. While there were still seven companies engaged in the due diligence process, Torreya only considered four of these companies, including Parent, to be seriously considering a possible strategic transaction. Torreya presented two alternative potential transaction structures with the Board, a partnering/licensing transaction in regard to Northera, and a standalone strategy with a capital raise, which the Board considered and discussed.

On June 3, 2013, the Company Board held a telephonic meeting at which Torreya provided a further update on the strategic transaction process, noting that the number of companies in active discussions had increased from seven to 20.

On June 26, 2013, the Company Board held a telephonic meeting at which Torreya provided a further update on the status of the strategic transaction process. Torreya informed the Board that a total of 65 companies had been contacted to date, of which eight were actively involved in diligence, including Parent, nine were actively interested in the Company but not yet engaged in diligence, 39 had declined to pursue a strategic transaction with the Company, and nine had either been unresponsive or were considered by Torreya to be unlikely to pursue a strategic transaction with the Company.

After June 26, 2013, Torreya continued to identify and contact additional companies concerning a potential strategic transaction with the Company.

On July 9, 2013, the Company resubmitted its Northera NDA to the FDA with data from Study 306B and other studies, as a complete response to the March 2012 CRL, and the FDA subsequently set an initial PDUFA response date of January 3, 2014.

On July 29, 2013, the Company announced that it had received notice of certain technical deficiencies in its Northera NDA resubmission which would result in the FDA establishing a new PDUFA response date following resolution of such deficiencies by the Company.

Between July 2013 and September 2013, the Company continued to provide access to the Dataroom and conduct management diligence meetings on various aspects of the Company’s operations with the five interested companies, including Parent, who remained active in the strategic transaction process. The Company Board held meetings in July, August and September where Torreya and Company senior management provided updates on the progress of the diligence, in each case reporting that no companies had indicated interest in discussing transaction structures, valuation or the submission of a proposal to acquire the Company. During this period, Torreya also presented, and the Board considered, alternative licensing structures and financing alternatives, including debt financing, which were discussed and ultimately deemed by the Board not to be in the best interests of the Company or its stockholders at such time.

On September 4, 2013, the Company announced that the FDA had acknowledged receipt of the Northera NDA resubmission, deemed the resubmission a complete response to its March 2012 CRL and assigned a new PDUFA goal date of February 14, 2014, although that date was later extended to February 18, 2014 based on a weather-related closure of the FDA offices.

On October 9, 2013, the Company announced that the FDA had notified the Company that the Northera NDA would be reviewed by the Cardiovascular and Renal Drug Advisory Committee (“CRDAC”) and that the meeting was tentatively scheduled for January 14, 2014.

On October 17, 2013, representatives of Parent met with members of Company’s senior management at the Company’s offices in Charlotte, North Carolina to discuss Parent’s commercial capabilities. The parties discussed Parent’s drug portfolio and its recent successful commercialization of four other drugs, and Parent provided an overview of its U.S. organizational structure, operations (including its sales and marketing capabilities and nature of the prescribers with whom it has relationships), and other resources and plans for future development and how Northera may fit within such plans.

Between July 2013 and October 2013, the Company sold approximately 3.6 million shares of Common Stock pursuant to its at-the-market sales program, resulting in net proceeds of approximately $10.4 million.

On November 4, 2013, the Company Board held a telephonic meeting at which Torreya presented a hypothetical licensing transaction structure, which Torreya estimated would require several months to complete. In light of the timing required, upcoming regulatory events with respect to Northera, and the availability of alternative capital raising options, the Board concluded that such a licensing transaction would not be an optimal source of fundraising for the Company at that time. Later in November 2013, the Company sold 7.7 million Shares at a price per share of $3.00 in a registered offering, resulting in net proceeds of approximately $21.4 million.

On December 16, 2013, the Company Board held a telephonic meeting at which Mr. Oliveto provided an update on the strategic transaction process, noting that Parent was currently the only company actively conducting diligence, as most companies had suspended their diligence efforts pending the outcome of the January 14, 2014 meeting of the CRDAC to review the Northera NDA.

On December 17, 2013, Dr. Roberts and Torreya met with representatives of Parent at Parent’s offices in Copenhagen, Denmark to discuss outstanding diligence questions as well as potential transaction structures. Subject to the outcome of its diligence, Parent outlined two possible strategic transaction structures, one contemplating an acquisition of the Company following approval of Northera, including revenue-based contingent value rights, and another involving an upfront payment for licensing rights to Northera. However, no economic terms were dicussed.

In total, between August 2012 and December 2013, Torreya contacted 65 companies, including Parent, that the Company Board, with the advice of the Company’s senior management and Torreya, determined might have a potential interest in a strategic transaction with the Company. The Company executed confidentiality agreements with 14 of these companies and conducted one or more diligence meetings with 11 of these companies, including two in-person meetings with Parent. However, through December 2013, none of these companies submitted a proposal to acquire the Company.

On January 14, 2014, the Company’s Northera NDA was reviewed at a meeting of the CRDAC. In a 16-to-1 vote, the CRDAC recommended approval of Northera for the treatment of NOH. Later on January 14, 2014, the Company issued a press release announcing the CRDAC recommendation.

On January 15, 2014, the Company Board held a telephonic meeting at which Torreya provided an update on recent feedback that it had received in connection with the ongoing strategic transaction process. In light of the positive outcome of the CRDAC meeting, Torreya indicated that it had begun to re-initiate contact with a number of companies that had previously declined to pursue a strategic transaction with the Company.

On January 15-16, 2014, representatives of the Company and Torreya met with numerous companies, including Parent, at the J.P. Morgan Healthcare Conference in San Francisco to discuss the implications of the CRDAC recommendation.

On January 22, 2014, the Company Board held a meeting at which Torreya presented an update on the strategic transaction process and discussed possible timelines and processes for any transaction. Torreya indicated that it had re-initiated contact with 40 companies in light of the CRDAC recommendation. Together with the 14 companies that had previously executed confidentiality agreement, Torreya noted that a total of 54 companies were either engaged in diligence or reviewing the opportunity to participate in the strategic transaction process. Among the 14 companies that had executed confidentiality agreements, Torreya indicated that Parent remained highly interested in a possible strategic transaction with the Company, and that Company A had also conducted extensive due diligence and had indicated it remained interested in the Company. Torreya discussed options with respect to the process for and form of any transaction. The Board noted its view that it would be important for the large majority of the consideration involved in any merger transaction to be in the form of cash, rather than equity or other contingent consideration, to ensure receipt of timely and certain value by the Company’s stockholders, and instructed Torreya to communicate the same to any potentially interested companies. Torreya also reviewed with the Board certain financial information relating to the Company. Following this discussion, the Board determined that it would be beneficial for the Company to engage a marketing consultant to assess the potential market for Northera, including any potential value beyond the initial indication in the U.S., and the Company subsequently engaged such a consultant to conduct such an assessment. The Company’s management presented an update to the Board on the Company’s commercialization plans and financing that would be required to launch Northera on a standalone basis. In addition, the Board appointed Mr. Oliveto as the Company’s President and Chief Executive Officer and as a member of the Board.

Also on January 22, 2014, the Compensation Committee of the Company Board held a meeting at which the Compensation Committee approved the annual director stock option awards for executive officers and directors, as well as the 2014 base salaries for each executive officer, including Mr. Oliveto. In addition, in recognition of the extensive time commitment required of the directors since the Company’s restructuring in July 2012 and the expected continued extensive time commitment of the directors in connection with the ongoing strategic transaction process, the Committee approved and adopted cash bonus awards for each non-employee director contingent upon the achievement of either or both of FDA approval of Northera or the completion, by December 31, 2014, of a “Sale Event”, as defined in the Executive Retention Plan.

On January 27, 2014, the Company appointed Keith Schmidt as the Company’s Chief Commercial Officer in connection with the Company’s preparations for the potential commercialization of Northera.

On February 3, 2014, the Company Board held a telephonic meeting at which Torreya and members of the Company’s senior management updated the Board on developments in the strategic transaction process since January 27 and discussed the status of several interested companies’ diligence reviews.

On February 18, 2014, the FDA granted accelerated approval of Northera. Following the approval, the Company and Torreya began reaching out to numerous potentially interested companies, including new prospects and companies that had previously declined to pursue a strategic transaction with the Company.

On February 25, 2014, representatives of Parent visited the Company’s offices in Charlotte, North Carolina to conduct additional diligence. That evening, Mr. Oliveto and other members of the Company’s senior management team had dinner with representatives of Parent to discuss certain outstanding diligence items and Parent’s capabilities with respect to commercializing Northera.

On March 5, 2014, the Company Board held a meeting at Morgan Lewis’s offices in New York at which members of the Company’s senior management and representatives of Torreya and Morgan Lewis participated. The Board discussed the status of the strategic transaction process and possible alternative strategic transaction structures, as well as select activities required and the risks associated with commercializing Northera on a standalone basis. Torreya updated the Board on the status of interested companies, and Morgan Lewis discussed with the Board a draft bid process letter and merger agreement that were intended to be distributed later in the week to 12 interested companies to initiate a final bid process among such companies. There was a discussion of the potential benefits of engaging an additional investment advisor to, among other things, evaluate the companies contacted in connection with the strategic transaction process to date and identify additional potentially interested companies, and to provide a fairness opinion in connection with any eventual strategic transaction, and the Board delegated authority to Dr. Weiser and Mr. Rueckert to conduct interviews with investment banking firms that could provide such services in connection with any proposed transaction. Morgan Lewis again advised the Board of its fiduciary duties and their application in connection with any change in control transaction.

On March 6, 2014, the Company sent a bid process letter to 12 interested companies, including Parent, that the Board, in consultation with the Company’s senior management and Torreya, had determined would be best positioned to acquire the Company. The bid process letter outlined the process for the submission of bid proposals for the acquisition of all Shares of the Company and requested that the recipients submit any bids by March 31, 2014. A draft merger agreement was also included with the bid process letter, which each recipient was asked to revise as necessary to reflect the proposed terms of its bid proposal.

Also on March 6, 2014, representatives of Parent visited the Company’s offices in Charlotte, North Carolina to conduct additional diligence.

On March 13, 2014, the Company Board held a telephonic meeting with members of the Company’s senior management and representatives of Torreya, Morgan Lewis, and Morris, Nichols, Arsht & Tunnel, LLP, special Delaware counsel to the Board (“Morris Nichols”), to discuss the status of the strategic transaction process, and Torreya informed the Board that the bid process letter had been distributed to 12 companies. Morris Nichols then discussed the Torreya fee structure and the potential benefit of obtaining an additional financial advisor to supplement the advice and assistance provided to the Board by Torreya in connection with the identification and evaluation of companies that may be interested in a strategic transaction with the Company and, should the Board determine to proceed with such a transaction, to undertake a study to determine whether it would be able to provide a fairness opinion.

Between March 6 and March 18, 2014, Dr. Weiser and Mr. Rueckert interviewed four investment banking firms to serve as an additional financial advisor to the Board, and ultimately recommended that the Board engage Deutsche Bank Securities Inc. (“Deutsche Bank”). On March 18, 2014, the Company engaged Deutsche Bank to, among other things, advise and assist the Company Board in identifying and evaluating companies that may be interested in a strategic transaction with the Company and, should the Board determine to proceed with such a transaction, to undertake a study to determine whether it would be able to provide a fairness opinion. Deutsche Bank subsequently reviewed with Torreya companies that may be interested in a potential strategic transaction with the Company that had been previously identified by Torreya or the Company and potential additional interested companies.

On March 19, 2014, Company A contacted Torreya and indicated it remained very interested in the opportunity to pursue a strategic transaction with the Company, with internal diligence calls planned for the following week.

Also on March 19, 2014, a representative of Moelis & Company LLC, Parent’s financial advisor (“Moelis”), contacted Torreya and indicated that Parent had a high level of interest in the Company and that Parent had substantially completed its diligence review. Moelis indicated that Parent’s board of directors was planning to meet on the evening of March 21, 2014 to consider the results of the diligence review and potential offer terms.

On March 20, 2014, representatives of Deutsche Bank participated in a previously scheduled meeting with representatives of Parent, who, during the course of the meeting, indicated that Parent was highly interested in the Company and that it believed that the Company would be a good strategic fit for Parent. The Parent representatives indicated that, subject to approval by its board of directors, Parent would be prepared to submit a bid by the March 31, 2014 deadline.

Also on March 20, 2014, representatives of Deutsche Bank and Torreya participated in a telephone call with representatives of Company B during which Company B indicated it was interested in commencing a review of a possible strategic transaction with the Company. The representatives of Deutsche Bank and Torreya informed Company B that it was significantly behind other interested companies in terms of timing, but Company B indicated it would be able to move quickly in its diligence review and evaluation of a strategic transaction with the Company.

On March 24, 2014 the Company Board met telephonically with members of the Company’s senior management and representatives of Deutsche Bank, Torreya and Morgan Lewis. Representatives of Deutsche Bank and Torreya updated the Board on the status of the strategic transaction process, noting that a total of 81 companies had been contacted to date regarding a possible strategic transaction with the Company, and that five (including Parent, Company A and Company C) of the 12 companies who had received the March 6, 2014 bid process letter continued to actively participate in the bid process. The representatives of Deutsche Bank and Torreya also reported that Parent was the furthest along of these five companies, having indicated that it had substantially completed its diligence review, engaged Moelis and engaged outside legal counsel. The representatives of Deutsche Bank and Torreya also informed the Board that Parent had indicated that it would be prepared to submit a bid after its own board of directors meeting that week, and had requested a call to discuss deal structure and the possible inclusion of CVRs as a portion of the consideration. The representatives of Deutsche Bank and Torreya also updated the Board on a second group of potential bidders that had not yet been active in the process, and the representatives of Deutsche Bank updated the Board on a third group of potential bidders to which Deutsche Bank had reached out subsequent to its engagement and which were encouraged to move quickly in order to catch up to other potential bidders already in the bid process.

On March 25, 2014, Company B entered into a confidentiality agreement with the Company and proceeded to begin its due diligence review.

On March 27, 2014, Dr. Roberts and representatives of Torreya held an introductory call with Company E to discuss the Company and the strategic transaction process.

Also on March 27, 2014, Company C contacted a representative of Torreya to indicate that it was no longer actively participating in the strategic transaction process. Company C noted that it would only be interested in a transaction with the Company which would involve a substantial contingent component and acknowledged that the Company was not receptive to such a transaction due to the importance the Board placed on significant upfront cash consideration in connection with any strategic transaction, as had been previously communicated to all interested companies by representatives of Torreya based on instructions from the Board.

On March 28, 2014, Company E entered into a confidentiality agreement with the Company and commenced its due diligence review.

Also on March 28, 2014, the Company Board held a telephonic meeting in which members of the Company’s senior management and representatives of Deutsche Bank, Torreya, the marketing consultant engaged by the Company following the Board’s January 22, 2014 meeting and Morgan Lewis participated. The marketing consultant presented its assessment of the potential market for Northera, the results of which were noted to be substantially similar to the Company management’s own sales and revenue forecast for Northera.

On March 29, 2014, a representative of Company H sent an email to Dr. Weiser and expressed interest in a potential transaction, following which Dr. Weiser requested Deutsche Bank to contact Company H.

On March 31, 2014, the deadline set forth in the bid process letter, Torreya received one bid proposal to acquire the Company, which was from Parent. The consideration offered by Parent was $6.44 per Share, in cash, which represented a 19.7% premium over the closing price of the Common Stock on Friday, March 28, 2014. The bid proposal indicated that the transaction would be fully financed with Parent’s cash reserves and existing credit facilities, and that Parent had already obtained the necessary internal approvals based on the terms of the proposal. Parent’s bid proposal did not include CVRs. Parent’s bid proposal included proposed revisions to the draft merger agreement reflecting the terms of its bid proposal.

Also on March 31, 2014, the Company Board held a telephonic meeting with representatives of Deutsche Bank, Torreya and Morgan Lewis to discuss the status of the bid process and the bid proposal received from Parent. A representative of Torreya noted that no other bids had been received, and that, based upon the feedback received by Deutsche Bank and Torreya, no additional proposals were expected to be received by the 5:00 p.m. deadline described in the bid process letter. Representatives of Deutsche Bank and Torreya informed the Board that each of the four other potential bidders that had received the bid process letter and had continued to actively participate in the bid process had indicated it was no longer considering a strategic transaction with the Company, with most citing business prioritization decisions and valuation concerns. The Board discussed instructing Deutsche Bank and Torreya to re-engage with these potential bidders, but the representatives of Deutsche Bank and Torreya expressed their view that these other companies were clear in their messaging and that it was unlikely that they would reconsider. The Board then discussed with representatives of Deutsche Bank and Torreya other potential bidders, including Company B, who remained active in their diligence review of the Company. The representatives of Deutsche Bank explained that Company B had only recently begun its diligence review, and the Board and the legal and financial advisors discussed certain considerations relating to Company B’s ability to submit a bid proposal within a reasonable time frame. The Board instructed Deutsche Bank and Torreya to encourage Company B to provide some indication around value. The Board agreed to reconvene on April 3, 2014.

On April 1, 2014, a representative of Company H spoke with a representative of Deutsche Bank regarding Company H’s interest in investigating the possibility of a strategic transaction with the Company. The Company H representative noted, however, that any potential transaction proposed by Company H would likely include a large equity component within the total consideration.

Also on April 1, 2014, Torreya received a communication from Company I regarding its interest in a possible strategic transaction with the Company.

On April 3, 2014, Company I executed a confidentiality agreement and was subsequently provided access to the Dataroom.

Also on April 3, 2014, the Company Board held a meeting at Morgan Lewis’s offices in New York, at which representatives of Deutsche Bank, Torreya and Morgan Lewis were present and in which representatives of Morris Nichols participated telephonically. Deutsche Bank provided an overview of the strategic transaction process to date, noting that, between August 2012 and Deutsche Bank’s engagement on March 18, 2014, Torreya had contacted a total of 79 companies with respect to a possible strategic transaction with the Company, and further noting that, since Deutsche Bank’s engagement, Deutsche Bank and Torreya had either contacted or received inbound interest from 18 companies, of which five companies had not previously been contacted in connection with the strategic transaction process. Representatives of Deutsche Bank and Torreya discussed the levels of interest expressed by the remaining companies and the likelihood of any of such companies submitting a bid. The representatives of Deutsche Bank indicated that only Company B was still conducting due diligence, but that Company B had said that it would not be able to provide any indication regarding its interest in a potential strategic transaction until April 8, 2014. The Board and the advisors also discussed factors that might impact the ability of Company B to make a bid on a timely basis. The representatives of Deutsche Bank and Torreya also reported that the interest level of Companies D, J, and K, each of which had only recently indicated some potential interest in the Company, was unclear, and that none of them had negotiated or signed a confidentiality agreement despite having had sufficient time to have done so. The Company Board and the advisors then discussed the likelihood that any of these parties would submit a competing proposal. The Company Board discussed Parent’s bid proposal, the Company’s strategic alternatives, the Company management’s financial projections, and the assessment of the market for Northera prepared by the marketing consultant. Representatives of Deutsche Bank reviewed with the Company Board certain financial information relating to the Company. Representatives of Deutsche Bank also reviewed with the Board published research analyst price targets for the Common Stock and discussed certain considerations that the Board should take into account when considering such price targets in comparison to Parent’s bid proposal. In addition, the Company Board discussed with Deutsche Bank and Torreya the history of midodrine, the only other currently approved drug for the treatment of orthostatic hypotension and certain projections prepared by management of the Company assuming that midodrine was taken off the market or would have a restriction for use added to its label by the FDA (the “no-midodrine case”). The Company Board concluded that the no-midodrine case was highly speculative and, accordingly, not quantifiable and instructed Deutsche Bank not to take such case into account in its financial analysis. The Board further discussed Parent’s proposal, including the fact that the premium over the Company’s then-current stock price was comparatively lower than certain precedent transactions, but that such comparison did not account for potential CVR value. The Board instructed Deutsche Bank and Torreya to advise Parent that its current bid proposal was insufficient and that the Board might be willing to consider different forms of additional consideration, including CVRs, as a form of increase to Parent’s bid.

On April 4, 5 and 7, 2014, representatives of Deutsche Bank and Torreya had multiple discussions with representatives of Moelis, where, at the instruction of the Company Board, they advised Moelis that the Board did not consider Parent’s bid proposal to be sufficient. Representatives of Moelis expressed skepticism regarding Parent’s willingness to increase the upfront cash consideration reflected in Parent’s bid proposal, and representatives of Deutsche Bank and Torreya advised Moelis that the Board would be willing to consider different forms of additional consideration, including CVRs, in order to maximize value for the Company’s stockholders. On April 7, 2014, the Company Board held a telephonic meeting with members of the Company’s senior management and representatives of Deutsche Bank, Torreya and Morgan Lewis to discuss the strategic transaction process and receive an update on the discussions representatives of Deutsche Bank and Torreya had held with representatives of Moelis on April 4, 5 and 7, 2014. The representatives of

Deutsche Bank and Torreya also informed the Company Board that Company B had committed to advise them of whether they had continued interest in pursuing a transaction on April 8, 2014, that Company E had executed a confidentiality agreement and had begun its due diligence review and that Companies H and J had not responded to the proposed confidentiality agreements that had been sent to them. The Board appointed Dr. Weiser and Mr. Rueckert to act as the Company Board’s representatives for communications with Parent, but with the understanding that the Company Board had not delegated any authority to Dr. Weiser and Mr. Rueckert to agree to act on behalf of the Company.

On April 8, 2014 Company B advised representatives of Deutsche Bank and Torreya that it was interested in pursuing a potential transaction and requested a meeting with Company management.

On April 9, 2014, Company H executed a confidentiality agreement and was subsequently provided access to the Dataroom.

On April 11, 2014, members of the Company’s senior management met with representatives of Company B at Company B’s offices and delivered a presentation regarding the Company’s operations. In addition, on that date, Torreya had a call with Company E.

Also on April 11, 2014, a representative of Moelis called a representative of Deutsche Bank and conveyed Parent’s revised proposal, which remained at $6.44 per Share in upfront consideration but which now included a CVR with two components: The first component would pay the stockholders an aggregate amount in cash equal to 0.5 multiplied by 2015 global net sales in excess of $100 million, up to a maximum of $0.50 per CVR, or approximately $42.8 million in aggregate; and the second component would pay an aggregate amount in cash equal to 0.5 multiplied by 2016 global net sales in excess of $200 million, up to a maximum of $0.50 per CVR, or approximately $42.8 million in aggregate. Moelis noted that such proposal had been approved by Parent’s board of directors but was subject to confirmatory due diligence regarding the utilization of the Company’s net operating losses (“NOLs”).

On April 13, 2014, in connection with the negotiations relating to the CVRs, Parent provided the Company with certain preliminary information with respect to their marketing launch plan that included Parent’s estimates of the sales force it would employ in connection with a Northera commercialization, which the Company’s management subsequently incorporated into the Parent Launch Plan Projections (as defined below under “— Selected Company Management Projections”). Such projections were subsequently provided to Deutsche Bank for use in connection with its financial analysis.

Also on April 13, 2014, a representative of Moelis advised a representative of Deutsche Bank that Parent’s accounting advisor, Ernst & Young (“EY”), had concluded that the value to Parent of the Company’s NOLs was lower than Parent had previously assumed, at which point Deutsche Bank requested the backup information that EY had used in coming to that conclusion.

On April 14, a representative of Deutsche Bank spoke with a representative of Company H, who indicated it was interested in the Company and that Northera could be a good fit with a product Company H was in the process of acquiring from a large-cap pharmaceutical company.

On April 15, 2014, the Company Board held a telephonic meeting with the Company’s senior management and representatives of Deutsche Bank, Torreya and Morgan Lewis to discuss the status of the strategic transaction process. The Board discussed the management presentation to Company B on April 11, 2014, and representatives of Deutsche Bank and Torreya reported that Company B was continuing to push forward in its diligence and that it would be in a better position to communicate on value and timing following a meeting with its senior executives on April 18, 2014. Torreya updated the Board on its call with Company E on April 11, 2014. A representative of Deutsche Bank briefed the Board regarding Company I and Company H, including that Company I had indicated the consideration in any transaction would likely involve a large equity component and that Company H had said that it was on the verge of announcing a deal which would make it a larger company and a more logical acquirer for the Company. The representative of Deutsche Bank also updated the Board on the status of other potentially interested parties: specifically, that Company J and Company K had both received confidentiality agreements but had not provided a substantive response; that Company D had not responded since receiving a draft confidentiality agreement; and that there had been no contact with Companies C, F, L, M and N in some time, though they had not formally dropped out of the strategic transaction process. The Company Board then discussed Parent’s revised proposal and a representative of Deutsche Bank reviewed with the Company Board certain financial information relating to the CVR portion of the proposed consideration. The representatives of Deutsche Bank advised the Company Board that they were expecting to receive revised projections from the Company’s management, at which point Deutsche Bank would prepare updated financial information for discussion with the Board. The Board discussed the CVRs proposed by Parent and that they could potentially capture a portion of the upside of various unknown variables that could not be modeled in the Company management’s projections, but decided to discuss potential counterproposals after reviewing revised financial information with Deutsche Bank.

Also on April 15, 2014, Company B called Deutsche Bank and Torreya to inform them that Company B’s management had met earlier that day and elected not to continue in the strategic transaction process.

On the morning of April 16, 2014, the Company Board held a telephonic meeting with the Company’s senior management and representatives of Deutsche Bank, Torreya and Morgan Lewis. After informing the Company Board that Company B had passed on the opportunity to participate in the strategic transaction process on the previous day, representatives of Deutsche Bank reviewed certain financial information relating to potential counterproposals the Company might make to Parent’s revised proposal, including raising the CVR caps and adding an additional sales milestone for sales in 2017. The representatives of Deutsche Bank informed the Company Board that they have been advised that EY had concluded that the value to Parent of the Company’s NOLs was lower than Parent had previously assumed. The Company Board discussed the potential for certain research tax credits to offset any impact of Parent’s revised view of the NOLs, but agreed to refrain from contacting Parent until representatives of Deutsche Bank spoke with Moelis that afternoon. The Company Board also discussed and decided against re-approaching Company O or Company P taking into account, among other things, that neither had suggested it would proceed at a price that was competitive with Parent’s bid proposal.

On the afternoon of April 16, 2014, representatives of Deutsche Bank and Torreya met telephonically with representatives of Moelis, who indicated that there was no new information that it could provide with respect to Parent’s revised proposal. Deutsche Bank and Torreya also inquired as to the backup information that EY had used in its evaluation of the NOLs of the Company, but Moelis had not received any additional information that it could provide to the Deutsche Bank and Torreya representatives.

Later on the afternoon of April 16, 2014, the Company Board met telephonically with the Company’s senior management and representatives of Deutsche Bank, Torreya and Morgan Lewis to discuss Deutsche Bank and Torreya’s conversation earlier that afternoon with representatives of Moelis. The Board discussed Parent’s revised proposal and potential counterproposals, and instructed Deutsche Bank and Torreya to communicate to Moelis a counterproposal that would raise the caps on each CVR, add an extra sales milestone with respect to sales in 2017 and increase the upfront cash component of the proposal. The Company Board also determined that management should request some perspective from McGladrey LLP, the Company’s tax advisor, with respect to the estimated research and development tax credits identified by Company management. Company management subsequently discussed such estimated research and development tax credits with McGladrey and developed an analysis of the same that was provided to Deutsche Bank and Torreya and, subsequently, to Moelis.

Also on April 16, 2014, Company C called a representative of Deutsche Bank and indicated that it remained interested in a transaction with the Company but that the consideration in any such transaction would include a substantial equity component and would include less than $450 – 500 million in upfront cash consideration.

Representatives of Deutsche Bank and Torreya spoke with representatives of Moelis later on April 16, 2014 regarding Parent’s perspective with respect to the Company’s NOLs and the potential benefits to Parent of the Company’s estimated research tax credits. The representative of Moelis advised Deutsche Bank and Torreya that Parent would not revise its proposal, as Moelis conveyed to Deutsche Bank and Torreya that the estimated research tax credits would only partially offset the expected negative impact of the revised NOL analysis.

On April 18, 2014, representatives of Deutsche Bank and Torreya spoke with representatives of Moelis to discuss the Company’s counterproposal, during which Moelis indicated that Parent was not willing to improve its revised proposal.

Between April 18 and April 20, 2014, a representative of Torreya spoke with a representative of Moelis several times to discuss possible improvements in Parent’s revised proposal.

On April 20, 2014, a representative of Moelis told a representative of Torreya that Parent would not improve its revised proposal and had requested a response from the Company on Parent’s revised proposal by April 23.

On April 21, 2014, the Company Board held a telephonic meeting with representatives of Deutsche Bank, Torreya and Morgan Lewis to discuss the strategic transaction process. Representatives of Deutsche Bank updated the Company Board on their April 16, 2014 conversation with Company C, and advised the Company Board that they believed any proposal from Company C would provide for meaningfully less upfront cash consideration than Parent’s revised proposal. Representatives of Deutsche Bank and Torreya also advised the Company Board that Moelis had indicated that any potential upside to Parent from estimated research tax credits of the Company would not result in a change to Parent’s revised proposal, and communicated that Parent had indicated the importance of receiving a response from the Company by April 23, 2014. The Board discussed potential counterproposals to Parent’s revised proposal, and instructed Deutsche Bank and Torreya to reach out to Moelis to gauge Parent’s interest in a potential in-person meeting to discuss Parent’s revised proposal.

On April 23, 2014, Dr. Weiser and Mr. Rueckert met with Ulf Wiinberg, Chief Executive Officer of Parent, and Jacob Tolstrup, Senior Vice President for Business Development of Parent, in London to discuss the inclusion of a third milestone payment to the CVR included in Parent’s revised proposal, which would pay an aggregate amount equal 0.5 multiplied by 2017 global net sales in excess of $300 million, up to a maximum of $0.50 per CVR, or approximately $42.8 million in aggregate. Messrs. Wiinberg and Tolstrup agreed to consider the potential third CVR component and indicated that Parent would inform the Company of its decision on the matter as soon as practicable.

On April 25, 2014, Company H informed representatives of Deutsche Bank that the transaction in which Company H was currently involved had been delayed, but that Company H would contact Deutsche Bank after a deal was publicly announced.

On April 30, 2014, Company E contacted a representative of Torreya and indicated that it was no longer interested in evaluating a strategic transaction with the Company.

Also on April 30, 2014, Mr. Tolstrup called Dr. Weiser to indicate that Parent was willing to include a third milestone payment in the CVR portion of Parent’s revised proposal.

Also on April 30, 2014, the Company Board held a telephonic meeting with representatives of Deutsche Bank, Torreya and Morgan Lewis to discuss Parent’s response to the in-person meeting held on April 22, 2014. Dr. Weiser informed the Board that Parent had reached out and indicated that it was prepared to add a 2017 milestone payment to its proposed CVR. The Company Board instructed Morgan Lewis to proceed in negotiating a definitive merger agreement with Parent.

On the morning of May 1, 2014, Morgan Lewis provided a revised draft of the Merger Agreement and an initial draft of the CVR Agreement to Parent’s counsel, Cravath, Swaine & Moore LLP (“Cravath”). On May 2, 2014, Company H sent an email to Deutsche Bank indicating that Company H was involved in another transaction that would delay their diligence efforts with respect to the Company and which Company H acknowledged could result in its being unable to participate further in the Company’s strategic transaction process.

Also on May 2, 2014, representatives of Deutsche Bank and Torreya spoke with a representative of Company E to explain that if it wanted to make a proposal to acquire the Company it should do so, but that while the Company had not yet signed an agreement with another party, they should understand Company E was far behind.

Also on May 2, 2014, the Company Board held a telephonic meeting at which Morgan Lewis updated the Company Board on the status of negotiations with Cravath regarding the draft Merger Agreement, CVR Agreement and related documentation and noted that Cravath had indicated Parent was targeting a signing and announcement of the transaction on either Tuesday, May 6, or Wednesday, May 7. Additionally, a representative of Morris Nichols provided an update on the status of the pending stockholder derivative suit that had been filed in May 2012 in the Delaware Court of Chancery.

On May 5, 2014, the Company Board held a telephonic meeting at which Morgan Lewis provided further updates on the status of the negotiations regarding draft Merger Agreement, CVR Agreement and related documentation. The Company’s management noted that the results of the marketing consultant’s review of a European marketing strategy confirmed the Board’s earlier conclusions regarding the same. Torreya also presented an analysis of potential partnership and co-promotion arrangements as alternatives to a merger. The Board discussed the advantages of Parent’s final proposal in terms of the attractive value presented by the upfront cash component of the proposal, along with the potential CVR payments, Parent’s experience and ability to realize the value of Northera and thereby increase the potential for payments under the CVRs, and the risk associated with the alternative transaction arrangements and agreed that a partnership or co-promotion arrangement would likely be less desirable than Parent’s final proposal, consistent with the Board’s earlier conclusions.

Between May 2 and May 7, 2014, representatives of the Company, Parent, Cravath and Morgan Lewis held a series of telephonic conversations to discuss certain open points in the draft Merger Agreement and the CVR Agreement, exchanged drafts of the Merger Agreement and CVR Agreement and negotiated the terms of the same. Such discussions and negotiations centered around, among other things, the amount of the termination fee that would be payable to Parent, the obligation of the Company to reimburse Parent for its expenses, in each case, if the Merger Agreement were terminated under certain circumstances, the treatment of Company Options, and the net sales related definitions in the draft CVR Agreement. During the afternoon of May 7, 2014, a resolution was reached by the parties on all the key open points in the draft Merger Agreement and CVR Agreement.

In the evening of May 7, 2014, after further discussions with each of Cravath, the Company Board and the Company’s senior management with respect to the terms of the draft Merger Agreement and CVR Agreement, Morgan Lewis sent revised drafts of the Merger Agreement and CVR Agreement to Cravath and the Board that reflected the final terms of such agreements.

Later in the day on May 7, 2014, the Company Board held a telephonic meeting, with Company senior management and representatives of Deutsche Bank, Torreya and Morgan Lewis present. Morgan Lewis summarized the changes reflected in the final drafts of the Merger Agreement and CVR Agreement that had been circulated prior to the meeting, including the agreed-upon provisions regarding the termination fee, CVR milestone payments, and payment of certain Parent expenses, and again reviewed with the Board its fiduciary duties in the context of the proposed transaction. Also at this meeting, representatives of Deutsche Bank reviewed the history of the strategic transaction process, noting that Torreya had contacted 79 potentially interested companies between August 2012 and March 2014, and that Deutsche Bank and Torreya had contacted or received interest from 18 companies (five of which had not been previously contacted) since Deutsche Bank was engaged in March 2014. Deutsche Bank further noted that only one of the companies that re-engaged subsequent to Deutsche Bank’s engagement had conducted a due diligence review and that that company had dropped out of the strategic transaction process on April 15, 2014. Representatives of Deutsche Bank then made a presentation to the Company Board regarding certain financial analyses relating to the Company and the Merger Consideration. At the request of the Board, representatives of Deutsche Bank delivered an oral opinion (subsequently confirmed in writing) that, based upon and subject to certain assumptions, limitations, qualifications and conditions set forth in its opinion, as of May 7, 2014, the Merger Consideration to be paid to holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Common Stock other than Parent and its affiliates. The Board discussed the nature of the consideration being offered by Parent, including the Cash Consideration and the CVRs, and that Parent was well positioned to commercialize Northera and maximize the value of the CVRs. The Board also discussed the premiums to the recent market prices of the Common Stock reflected in such consideration. Following discussion, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, authorized the execution and delivery of the Merger Agreement, and recommended that the Company’s stockholders accept the Offer.

On the morning of May 8, 2014, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Company Board’s Recommendation

In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer and tender their Shares purusant to the Offer, the Company Board considered a wide and complex range of factors. The following is a summary of the principal factors that supported the Company Board’s determinations:

•	Attractive Value. Based on the Company Board’s knowledge of, and familiarity with, the Company’s historical and current business, operations, commercialization prospects, business strategy, strategic alternatives, cash position and financial condition, the Board determined that the Cash Consideration and the opportunity for stockholders to receive additional cash consideration through the CVRs in the event that net sales of Northera exceed certain thresholds in 2015, 2016 and 2017 provide an attractive value compared to the long-term value creation potential of the Company’s business on a standalone basis, taking into account the risks and uncertainties of remaining independent and associated with pursuing the Company’s business plan, including risks relating to:
º	Commercialization Risk. Northera is the Company’s only product approved for marketing by the FDA, and the Company’s ability to achieve profitability in the near term is entirely dependent upon sales of Northera. The Company has not previously launched a commercial drug and may not be able to successfully commercialize, or achieve significant sales of, Northera for a number of reasons, including: (i) the Company’s inability to quickly obtain, through employment or consulting relationships or otherwise, the appropriate expertise and build the systems and infrastructure necessary to successfully commercialize Northera; (ii) the approved label for Northera contains certain information that may discourage doctors from prescribing Northera or continuing to prescribe Northera over an extended period; (iii) restrictions on insurance coverage and use of Northera by patients as a result of any limitations on acceptance of Northera by insurance companies and other payers; (iv) competition from other products, including generic products such as midodrine; and (v) the Company’s inability to fulfill the requirements of, or failure to demonstrate statistical significance for the primary endpoint of, the post-approval long-term withdrawal study required by the FDA in connection with the accelerated approval of Northera.
º	Financing Risk. The commercialization of drugs requires the expenditure of substantial funds in order to build a commercial infrastructure, hire or lease a sales force and commercialize and market the product. The Company does not currently generate the cash needed to finance such operations. If it were to remain an independent public company, the Company expects that it would be required to raise additional funds through public or private financings, including issuances of additional equity. There is risk that the Company may not be able to raise the necessary funds, or to raise them on terms that are acceptable to the Company.
º	Future Dilution Risk. The potential dilutive impact on the Company’s stockholders from additional equity financings that may be necessary to fund the commercialization of Northera in order to permit the Company to continue to operate as an independent public company could be substantial.
•	Merger Consideration. The Company Board considered the amount of both (i) the Cash Consideration, which represents a premium to the Company’s stockholders of approximately 29% based on the closing price of the Common Stock on the NASDAQ on May 7, 2014, the last full trading day before the Merger Agreement was publicly announced, and a 30% premium over the trailing 20-day average price of the Common Stock through May 7, 2014, and (ii) the maximum

Merger Consideration, including potential cash payments that may become payable under the CVRs of $1.50 per Share, of $7.94 per Share, which represents a premium to the Company’s stockholders of approximately 59% based on the closing price of the Common Stock on the NASDAQ on May 7, 2014, the last full trading day before the Merger Agreement was publicly announced, and a 60% premium over the average closing price of the Common Stock for the trailing 20-day average price of the Common Stock through May 7, 2014. The Board believes that it had obtained Parent’s best and final offer, that the Merger Consideration represented a fair premium over the market price of the Common Stock and that, as of the date of the Merger Agreement, the Merger Consideration represented the highest per Share consideration reasonably available under the circumstances.
•	Parent Capabilities Regarding Commercialization of Northera. The Company Board considered Parent’s ability to realize the value of Northera, thereby enhancing the potential for payments under the CVRs. In this regard, the Board considered Parent’s existing neurology franchise in the U.S., which currently includes three therapies for patients with rare disorders, Parent’s leading CNS sales force that covers a large segment of anticipated Northera prescribers, and the Board’s belief that Parent will be committed to targeting these key prescribers. In addition, the Board considered that Parent has the scale and expertise to support the rapid and successful commercialization of Northera, thereby realizing Northera’s value over the seven-year exclusivity period under orphan drug designation and contributing to the potential for payments under the CVRs.
•	Opinion of Deutsche Bank. The Company Board considered (i) the opinion of Deutsche Bank that, based upon and subject to certain assumptions, limitations, qualifications and conditions set forth in its opinion, as of May 7, 2014, the Merger Consideration to be paid to holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Common Stock other than Parent and its affiliates and (ii) the financial analysis conducted by Deutsche Bank in connection with its opinion. The full text of Deutsche Bank’s opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualification and limitations on the review undertaken by Deutsche Bank, is attached as Annex A to this Statement, and is discussed under “Opinion of Deutsche Bank Securities Inc.” below. Deutsche Bank’s opinion was provided to the Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any holder of Shares as to whether such holder should tender his, her or its Shares in the Offer.
•	Strategic Alternatives. The Company Board considered potential strategic alternatives available to the Company, including the potential stockholder value based on the Company’s business plan that could be expected to be generated from remaining an independent public company, the possibility of a licensing or co-promotional partnership with another company and the possibility of being acquired by other companies, as well as the potential benefits, risks and uncertainties associated with such alternatives. Based on the foregoing, the Board believed that the Merger Consideration provided a fair premium and the maximum value reasonably available to stockholders in light of all of the alternatives considered and the risks of remaining independent or pursuing other strategic alternatives. In making its determinations, the Board considered, among other things, the results of the strategic transaction process undertaken by the Company, including that, between August 2012 and Deutsche Bank’s engagement on March 18, 2014, Torreya had contacted 79 potentially interested parties, and that, subsequent to Deutsche Bank’s engagement, Deutsche Bank and Torreya had contacted or received interest from 18 parties (of which five had not been contacted previously), and that Parent had submitted the sole proposal for a transaction. The Board also considered the extent of Company’s efforts to identify and negotiate a strategic transaction with companies other than Parent, which the Board believes was a thorough and fair process to identify viable strategic partners to obtain the best reasonably available value for Company stockholders, while creating the opportunity for any other potential interested company to engage with the Company if such company were interested in a strategic transaction.
•	The Merger Agreement. The Company Board considered the provisions of the Merger Agreement, including the ability of the Company under certain circumstances to entertain unsolicited proposals for a transaction that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, the ability of the Board in certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including in connection with a superior proposal, and the Company’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, the termination rights of the parties and the $18,550,000 termination fee (equal to approximately 3.5% of the transaction equity value of $530 million, based solely on the amount of Cash Consideration) payable by the Company under certain circumstances, which the Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely discourage competing bids and would not likely be required to be paid unless the Company entered into a definitive agreement with respect to a superior proposal.
•	No Financing Condition; Timely Completion of the First-Step Offer. The Company Board considered the representations of Parent and Acquisition Sub that they have sufficient funds to consummate the Offer and the fact that the Offer is not subject to a financing condition. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a first-step tender offer for all outstanding Shares, which should allow tendering stockholders to receive the Merger Consideration in a relatively short time frame, followed by the Merger in which stockholders who do not tender (and do not perfect their appraisal rights) will receive the same Merger Consideration as received in the Offer.
•	Conditions to the Closing of the Second-Step Merger; Likelihood of Closing the Merger. The Company Board considered the strong likelihood of the closing of the second-step Merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer, by reason of the very few conditions to closing of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger Agreement governed by Section 251(h) of the DGCL. The Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Acquisition Sub, which the Board believed supported the conclusion that a transaction with Parent and Acquisition Sub could be completed relatively quickly and in an orderly manner. The Board considered that Parent’s potential to close the transaction in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption, which would benefit Parent’s ability to promptly begin to commercialize Northera and further enhance the potential for payments under the CVRs.
•	Appraisal Rights. The Company Board considered (i) the availability of appraisal rights with respect to the Merger for Company stockholders who properly perfect their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock, and (ii) the absence of any right of Parent or Acquisition Sub to terminate the Merger Agreement due to, or any condition to closing of the Merger relating to, stockholder exercise of appraisal rights.

The Company Board also considered a number of risks and other countervailing factors related to approving the Merger Agreement, including:

•	Limited Stockholder Participation in Future Growth or Earnings. The Company Board considered the historical trading prices of the Common Stock, including the high closing price reached on March 19, 2014 of $6.26, and also considered the range of research analyst price targets that had been published with respect to the Company. The Board also considered that, under the Merger Agreement, the Company’s stockholders will be prevented from participating in the Company’s potential future revenues, earnings, growth, and stock price appreciation, or otherwise benefitting from any potential future increase in the Company’s value following the Offer and the Merger, beyond the value of any cash payments that may become payable under the CVRs. If some or all of the foregoing occur, they could result, if the Company had remained an independent public company, in future prices for the Common Stock in excess of the Merger Consideration.
•	Restrictions on Business Combinations. The Company Board considered the restrictions in the Merger Agreement on the Company’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent’s willingness to enter into the Merger Agreement and were believed by the Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to Company stockholders, the ability of the Board in certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including in connection with a superior proposal, and the Company’s right to terminate the Merger Agreement in order to accept a superior proposal.
•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and that, subject to specified exceptions, the Company will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The Board further considered that these provisions may limit the Company’s ability to pursue business activities that it would otherwise pursue, including activities relating to the commercialization of Northera.
•	Impact of Announcement and Pendency of the Offer and the Merger on the Company. The Company Board considered the impact of a public announcement and pendency of the Offer and the Merger on the Company’s operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of that disruption.
•	Delays in Completing the Offer and the Merger. The Company Board considered the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Acquisition Sub might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, including any such approvals or clearances required in connection with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer or Merger conditions not to be satisfied. The Board also considered the potential negative impact that delays in completing the Offer and the Merger could have on the Company’s business plans, including its commercialization efforts with respect to Northera.
•	Termination of Merger Agreement. The Company Board considered the possibility that the Merger Agreement could be terminated by Parent under certain circumstances and the lack of termination fee payable by Parent in such circumstances. The Board also considered the potential negative impact that termination of the Merger Agreement and associated changes or delays in the Company’s business plans could have on the Company’s commercialization efforts with respect to Northera.
•	Litigation. The Company Board considered the likelihood of litigation with respect to the Merger Agreement and the transactions contemplated thereby in light of the high percentage of public company transactions that result in the filing of stockholder class action complaints.

In making its recommendation, the Company Board was also aware of and took into consideration the interests of Company executive officers and directors in the Offer and the Merger as a result of the agreements referred to in this Statement and their holding of Shares and Company Options as described in Item 3. of this Statement under the heading “Arrangements with Executive Officers and Directors of the Company”.

The foregoing discussion of the information and factors considered by the Company Board is not exhaustive, but the Company believes that it includes material factors considered by the Board in connection with its approval and recommendation of the Offer. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its positions and recommendation as being based on the totality of the information presented to and considered by it. Individual members of the Board may have given different weight to different factors.

Selected Company Management Projections

Important Information Concerning the Company Management Projections

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and the Company is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. In connection with the strategic transaction process, the Company’s management prepared certain “base case” financial projections for the Company on a standalone basis for the years 2014 through 2023 (“the “Base Case Projections”). The Company’s management also prepared adjusted base case financial projections (the “Adjusted Base Case Projections” and, together with the Base Case Projections, the “Long-Term Financial Projections”) for the same period as the Base Case Projections. In addition, in April 2014, in connection with the negotiations relating to the CVRs, Parent provided the Company with certain preliminary information with respect to the marketing launch plan developed by Parent with respect to Northera that included certain sales force estimates. Based on the sales force estimates included in Parent’s preliminary launch plan (and using the other assumptions underlying the Long-Term Financial Projections, other than those indicated below under “— The Projections”), the Company’s management prepared additional net sales projections for the years 2015 through 2017 (the “Parent Launch Plan Projections” and, together with the Long-Term Financial Projections, the “Projections”).

The Company’s management provided the Projections to the Company Board and to Deutsche Bank in connection with the rendering of Deutsche Bank’s fairness opinion to the Board and in performing its related financial analysis, as described below under the heading “Opinion of Deutsche Bank Securities Inc.”. Prior to the execution of the Merger Agreement, the Company did not provide the Projections to Parent or Acquisition Sub; however, the Company did provide to Parent certain earlier financial projections that had been prepared by the Company’s management for the years 2014 and 2015. These earlier projections, which were prepared prior to the receipt of FDA approval of Northera, were not considered by the Board or Deutsche Bank and were superseded by the Projections and the assumptions related thereto.

The summary of the Projections is included in this Statement solely to give Company stockholders access to certain financial projections that were made available to the Company Board and to Deutsche Bank and is not being included in this Statement to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Projections were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Projections are forward-looking statements.

All of the Projections summarized in this section were prepared by and are the responsibility of the management of the Company. Neither Ernst & Young LLP, the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, neither Ernst & Young LLP nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal control over financial reporting. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Statement, neither the Company nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections.

The Company has made no representation to Parent or Acquisition Sub, in the Merger Agreement or otherwise, concerning the Projections. As noted above, neither Parent nor Acquisition Sub was provided the Projections prior to the execution of the Merger Agreement. Parent and Acquisition Sub each acknowledge and agree in the Merger Agreement with respect to estimates, projections, forecasts and other forward-looking information that they or their respective stockholders, directors, officers, employees, agents, representatives or advisors have received or may continue to receive that (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements with which Parent and Acquisition Sub are familiar, (ii) Parent and Acquisition Sub are taking full responsibility for making their own evaluation of the adequacy, accuracy and completeness of all estimates, projections, forecasts and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and (iii) Parent and Acquisition Sub will have no claim, other than those arising out of fraud, against the Company or any of its subsidiaries, or any of their respective affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other person, with respect to such information.

Important factors that may affect actual results and result in projections of future revenue, gross profit and cash flows contained in the Projections not being achieved include, but are not limited to, the accuracy of the assumptions described below under “The Projections”; the Company’s ability to increase revenue from sales of Northera and the relatively low incidence and prevalence rates of NOH; acceptance of Northera by doctors prior to the time results from the Company’s post-approval studies are available or other long-term data regarding efficacy and safety exists; results from the Company’s post-approval study should such study fail to verify the durability of the clinical benefit of Northera for the treatment of NOH or support additional regulatory approvals; reimbursement and coverage policies of government and private payers such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators; the challenges associated with obtaining regulatory approvals for Northera in Europe and elsewhere and successful commercialization of Northera following the receipt of regulatory approvals; reliance on third parties for the successful commercialization of Northera; enforceability and costs of enforcement of the Company’s patents; potential infringements of patents of third parties by the Company and its products; the effect on the Company’s business of competitive products and therapies; the Company’s need for additional funds to finance its commercialization efforts; the potential costs of patent, products liability or other litigation; future equity compensation expenses; changes in accounting rules; the costs of negotiating and consummating the Offer and the Merger; and the other factors set forth in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and described under the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements” therein.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed.

The Long-Term Financial Projections were developed for the Company on a standalone basis without giving effect to the Offer and the Merger, and therefore none of the Long-Term Financial Projections gives effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. The Parent Launch Plan Projections were prepared by the Company’s management and provided to Deutsche Bank and discussed with the Board for purposes of estimating the potential payouts under the CVRs; accordingly, the Parent Launch Plan Projections assume that Parent would follow the marketing strategy for Northera set forth in the preliminary launch plan provided to the Company, which Parent is under no obligation to do.

The Projections summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of the Merger Agreement or any actual results of operations of the Company since December 31, 2013. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections and the Company’s operating plans, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Projections

The Long-Term Financial Projections, including the Base Case Projections and the Adjusted Base Case Projections, reflect a level of projected revenue, gross profits and cash flows of the Company for 2014 through 2023 that assumes certain continuing limitations on the business and operations of the Company, including a limited amount of cash resources, which impacts sales force size, marketing and promotional spend and other commercial activities, and the Company’s commercialization of only one product, Northera. The Projections assume that the Company can raise sufficient capital to support the level of operations, including the launch and commercialization of Northera, necessary to achieve the projected sales and revenue reflected in the Projections. In addition, the Projections reflect the following assumptions, except as otherwise indicated below:

•	Sales of Northera commencing in September 2014;
•	Knowledge by physicians of Northera’s ability to reduce patient falls in the Parkinson’s disease NOH population by 20% through the Company’s publication efforts;
•	68% patient compliance rate with prescribed dosages;
•	70% prescription fill rate;
•	0.9% annual general population growth;
•	24% expansion in the market for Northera due to new product;
•	$50 per day average blended price for Northera, with 8% annual price increases;
•	No revenues or research and development expenses associated with QD (once daily) or other indications;
•	No revenue or expense specifically associated with European development or any European Medicines Agency filing;
•	Net sales presented included net of foundation and patient assistance program expense; and
•	With respect to the Long-Term Financial Projections only, a December 31, 2013 NOL balance of $209 million, increased by $9 million for loss generated in the first quarter of 2014, as well as estimated research and development tax credits of $19.1 million. NOL utilization may be limited by Section 382 limitation as a result of ownership changes in 2006, 2009 and 2011.

The Base Case Projections reflect an assumed sales force of 85 representatives that remains static throughout the projection period and a period of 36 months to achieve peak market share. The Adjusted Base Case Projections reflect a higher level of net sales than assumed in the Base Case Projections as a result of an increase in the size of the sales force from 85 representatives in 2014 to 150 representatives in 2015 through 2023 and a period of 48 months to achieve peak market share.

Other than as set forth above, the Parent Launch Plan Projections are based on the same assumptions reflected in the Long-Term Financial Projections, except that the Parent Launch Plan Projections reflect estimated sales of Northera by Parent, assuming Parent follows the marketing strategy set forth in its preliminary launch plan provided to the Company in April 2014, which Parent is under no obligation to do. The numbers of “P1” and “P2” sales representatives reflected in the Parent Launch Plan Projections were provided by Parent as a component of its preliminary launch plan. P1 sales representatives are sales representatives that would sell Northera as their primary product. P2 sales representatives are sales representatives that would sell Northera as their secondary product. For purposes of the Parent Launch Plan Projections, the Company’s management assumed that both P1 and P2 sales representatives would sell Northera, but that P2 representatives would be 60% as effective as P1 representatives in the case of the “Illustrative low Parent case”, and 75% as effective as P1 representatives in the case of the “Illustrative high Parent case”.

Base Case Projections

$ in millions	Q2 – Q4 2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Adjusted Net Sales	$12	$84	$171	$266	$343	$412	$474	$142	$85	$64
Gross Profit	11	69	142	222	287	347	402	117	70	53
EBITDA	(46)	(19)	58	146	211	275	339	94	63	46
Less: Depreciation and amortization	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	(47)	(19)	57	146	211	275	338	94	63	46
Less: Taxes	0	0	(22)	(54)	(78)	(102)	(125)	(35)	(23)	(17)
Plus: Depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Less: Capital expenditures	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Less: Increase (decrease) in net working capital	(6)	(19)	(23)	(25)	(20)	(18)	(16)	86	15	6
Free Cash Flow	$(53)	$(38)	$13	$67	$113	$156	$197	$145	$55	$34
NOL/R&D tax credit utilization	$0	$0	$57	$146	$121	$10	$5	$0	$0	$0

Adjusted Base Case Projections

$ in millions	Q2 – Q4 2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Adjusted Net Sales	$12	$84	$175	$274	$367	$473	$567	$170	$102	$77
Gross Profit	10	69	146	229	308	399	480	140	84	63
EBITDA	(46)	(25)	44	136	215	312	403	115	77	56
Less: Depreciation and amortization	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
EBIT	(46)	(26)	44	136	214	311	403	115	77	56
Less: Taxes	0	0	(16)	(50)	(79)	(115)	(149)	(43)	(28)	(21)
Plus: Depreciation and amortization	0	0	0	0	0	0	0	0	0	0
Less: Capital expenditures	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)
Less: Increase (decrease) in net working capital	(6)	(18)	(24)	(25)	(24)	(27)	(24)	102	17	7
Free Cash Flow	$(53)	$(44)	$4	$60	$111	$169	$230	$175	$66	$42
NOL/R&D tax credit utilization	$0	$0	$44	$136	$151	$10	$5	$0	$0	$0

Parent Launch Plan Projections

$ in millions	2015	2016	2017
US net sales
Illustrative low Parent case(1)	$113	$229	$344
Illustrative high Parent case(2)	$157	$312	$447

(1)	Parent’s preliminary launch plan assumed 80 P1 sales representatives and 65 P2 sales representatives; the Company’s management assumed that P2 sales representatives would be 60% as effective as P1 sales representative.
(2)	Parent’s preliminary launch plan assumed 110 P1 sales representatives and 85 P2 sales representatives; the Company’s management assumed that P2 sales representatives would be 75% as effective as P1 sales representatives.

Opinion of Deutsche Bank Securities Inc.

At the May 7, 2014, meeting of the Company Board, Deutsche Bank delivered its oral opinion to the Company Board, confirmed by delivery of a written opinion dated as of May 7, 2014, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the Merger Consideration to be paid to the holders of Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of Deutsche Bank’s written opinion, dated as of May 7, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is included in this Statement as Annex A and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the Company Board in connection with and for the purpose of its evaluation of the Offer and the Merger. Deutsche Bank expressed no opinion, and its opinion does not constitute a recommendation, as to whether or not any holder of Common Stock should tender Shares pursuant to the Offer or, if applicable, how any holder of Shares should vote with respect to the Merger. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement as of the date of the opinion. Deutsche Bank’s opinion did not address any other terms of the Offer or the Merger, the Merger Agreement or the CVR Agreement, including with respect to the form or terms of the CVRs relating to the lack of transferability, illiquidity or otherwise. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the Offer or the Merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor did it address the fairness of the contemplated benefits of the Offer or the Merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by the Company to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to any alternative transactions or business strategies. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the Merger Consideration to be paid to holders of Common Stock pursuant to the Merger Agreement or otherwise.

In connection with its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning the Company and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company, including sales forecasts prepared by management of the Company taking into account information provided by management of Parent regarding its preliminary marketing plans for Northera. Deutsche Bank also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company and Parent’s preliminary plans with respect to marketing Northera. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Common Stock;
•	compared certain financial and stock market information for the Company with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;
•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which it deemed relevant;
•	reviewed the Merger Agreement and the CVR Agreement attached as an exhibit thereto; and
•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of its opinion.

Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Company Board, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company, Parent or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of the Company, Parent or the combined company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the Company Board, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby under each of the individual cases included in such forecasts. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the Company Board, that in all respects material to its analysis, the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement and the CVR Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis. Deutsche Bank also assumed, with the knowledge and permission of the Company Board, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Offer and the Merger would be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions would be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by the Company and its other advisors with respect to such issues.

The following is a summary of the material financial analyses presented by Deutsche Bank to the Company Board at its meeting held on May 7, 2014, and that were used in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 7, 2014, and is not necessarily indicative of current market conditions.

Analysis of the Merger Consideration

Deutsche Bank conducted an analysis of the per Share consideration to be paid to holders of the Common Stock in the Offer and the Merger. Such consideration includes (i) an upfront payment of $6.44 in cash per Share, plus (ii) the contingent right to three payments of up to $0.50 each, which could deliver up to an additional $1.50 in cash per Share, to be determined and paid pursuant to, and in the time frames set forth in, the CVR Agreement and described under “Item 2. Identity and Background of Filing Person — Tender Offer”.  For analytical purposes, Deutsche Bank calculated present values for the CVR payments under both the Illustrative low Parent case and Illustrative high Parent case included in the Parent Launch Plan Projections described above under “— Selected Company Management Projections”. Based upon these estimates of net sales, Deutsche Bank calculated the CVR payments to be received by holders of Common Stock pursuant to the terms of the CVR Agreement and applied discount rates ranging from 8.0% to 12.0% to such future payments to calculate the present value of such payments discounted from the applicable date of payment under the CVR Agreement to March 31, 2014. Because any payments under the CVRs would depend upon Northera net sales in the hands of Parent, Deutsche Bank derived the foregoing range of discount rates to reflect the risk for a company, such as Parent, which had experience commercializing products similar to Northera by utilizing a weighted-average cost of capital analysis based on certain financial metrics, including betas, for Parent and selected companies which exhibited similar characteristics to Parent. The results of this analysis are summarized below (and reflect rounding to the nearest whole cent):

		Illustrative low Parent case				Illustrative high Parent case
		2015E	2016E	2017E	Total	2015E	2016E	2017E	Total
Nominal CVR payment per Share		$0.08	$0.17	$0.25	$0.50	$0.33	$0.50	$0.50	$1.33
Present Value of CVR payment
Illustrative	8.0%	$0.07	$0.14	$0.19	$0.39	$0.28	$0.40	$0.37	$1.05
Discount	10.0%	$0.06	$0.13	$0.17	$0.37	$0.27	$0.38	$0.34	$0.99
Rate	12.0%	$0.06	$0.12	$0.16	$0.34	$0.26	$0.36	$0.32	$0.94

Deutsche Bank noted that the combined value of the upfront consideration of $6.44 per Share and the calculated present values of the CVR payments ranged from a low of approximately $6.78 per Share based upon the Illustrative low Parent case included in the Parent Launch Plan Projections and a discount rate of 12.0% to a high of approximately $7.49 per Share based upon the Illustrative high Parent case included in the Parent Launch Plan Projections and a discount rate of 8.0%. We sometimes refer to this range of values per Share as the “adjusted CVR valuation range”. Deutsche Bank also noted that the combined value of the upfront consideration and the maximum aggregate payout under the CVR Agreement (without taking into account any present value discount) was $7.94 per Share. However, there is no guarantee that the net sales thresholds required for payments to be made under the CVR Agreement will be achieved.

Historical Trading Analysis

Deutsche Bank reviewed the historical closing trading prices for the Common Stock for the period from January 10, 2014 (a recent date prior to the January 14, 2014 recommendation by the CRDAC that Northera be approved for the treatment of symptomatic NOH) to May 7, 2014. Deutsche Bank noted that the closing price of the Common Stock on May 7, 2014 was $5.00 per Share. In addition, Deutsche Bank noted that the 10-day and 20-day average closing prices of the Common Stock as of May 7, 2014 were $4.98 per Share and $4.97 per Share, respectively. Further, Deutsche Bank noted that the closing price of the Common Stock has averaged (i) $5.23 per Share since January 14, 2014, the date on which the CRDAC recommended that the FDA approve Northera for the treatment of symptomatic NOH, and (ii) $5.45 per Share since February 18, 2014, the date on which the Company received accelerated FDA approval of Northera for the treatment of symptomatic NOH. Deutsche Bank noted that the Cash Consideration is $6.44 per Share, that the adjusted CVR valuation range ranges from $6.78 to $7.49 per Share and that the total potential Merger Consideration (without taking into account any present value discount) is $7.94 per Share.

Analyst Price Targets

Deutsche Bank reviewed the stock price targets for the Common Stock published by six Wall Street research analysts, which ranged from $8.00 to $12.00 per Share. Deutsche Bank noted that the Cash Consideration is $6.44 per Share, that the adjusted CVR valuation range ranges from $6.78 to $7.49 per Share and that the total potential Merger Consideration (without taking into account any present value discount) is $7.94 per Share.

Discounted Cash Flow Analyses

Deutsche Bank performed discounted cash flow analyses to determine ranges of implied net present values per Share as of March 31, 2014 using a mid-year discounting convention based upon financial projections prepared by the Company’s management under both the Base Case Projections and the Adjusted Base Case Projections, in each case as described in the section entitled “— Selected Company Management Projections”. Deutsche Bank calculated the discounted cash flow value for the Company as the sum of the net present value of (i) the estimated future unlevered free cash flow, calculated as earnings before interest expense and taxes, less cash taxes, referred to as tax adjusted EBIT, minus capital expenditures, plus or minus changes in net working capital, and plus depreciation and amortization expense, that the Company will generate for the period beginning with the second quarter of 2014 through 2023 under each case, plus (ii) NOLs and research and development (“R&D”) credits plus (iii) the value of the Company at the end of such period, or the terminal value. The estimated future cash flows, NOLs and R&D credits were based on financial projections for the Company prepared by its management as described under “— Selected Company Management Projections”. The terminal value of the Company was calculated using perpetuity growth rates ranging from (20.0%) to 0.0%, reflecting the potential for declining sales following the commencement of generic competition after the end of the seven-year exclusivity period for Northera. Deutsche Bank applied discount rates ranging from 14.0% to 18.0% to the Company’s future cash flows, NOLs, R&D credits and terminal value. Deutsche Bank derived the foregoing range of discount rates to reflect the risk for a company which had no existing commercial infrastructure or experience commercializing a new product by utilizing a weighted-average cost of capital analysis based on certain financial metrics, including betas, for the Company and selected companies which exhibited similar characteristics to the Company. This analysis resulted in a range of implied net present value per Share of approximately $4.26 to $5.67 per Share under the Base Case Projections and a range of implied net present value per Share of approximately $4.46 to $6.08 under the Adjusted Base Case Projections, in each case without taking into account the impact of any financing required to be obtained by the Company to fund its business plan.

Using the same perpetuity growth rates and discount rates described above, Deutsche Bank performed similar discounted cash flow analyses taking into account the effect of the Company’s raising between $60 million and $100 million through the issuance of additional Common Stock in order to finance the Company’s business plan on a standalone basis taking into account the negative cash flow for years 2014 and 2015 reflected in the management projections and taking into account the Company’s current cash balance. The analysis assumed that the additional shares would be issued at a discount of between 0.0% to 20.0% to either the 20-day trading average of the Common Stock as of May 7, 2014 or the closing price of the Common Stock on May 7, 2014 and a 5.9% underwriter’s discount (determined based on Deutsche Bank’s prior experience). The results of this analysis are summarized below:

Implied Net Present Value per Share
		Discount to 20-Day Average Price 20.0% to 0%	Discount to May 7, 2014 Price 20.0% to 0%
		Perpetuity Growth Rate (20.0%) – 0%	Perpetuity Growth Rate (20.0%) – 0%
		Discount Rate 18% – 14%	Discount Rate 18% – 14%
Net Proceeds from Offering
Base Case	$60M	$4.17 – $5.54	$4.18 – $5.54
Projections	$80M	$4.15 – $5.50	$4.16 – $5.51
	$100M	$4.13 – $5.47	$4.14 – $5.48
Adjusted Base	$60M	$4.35 – $5.89	$4.35 – $5.90
Case	$80M	$4.31 – $5.84	$4.32 – $5.85
Projections	$100M	$4.29 – $5.80	$4.29 – $5.80

Deutsche Bank noted that the upfront consideration in the Offer and the Merger is $6.44 per Share, that the adjusted CVR valuation range ranges from $6.78 to $7.49 per Share and that the combined value of the upfront consideration and the maximum aggregate payout under the CVR Agreement (without taking into account any present value discount) was $7.94 per Share.

Selected Public Companies Analysis

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for the Company with corresponding financial information and valuation measurements for the following selected publicly traded small- to mid-cap companies whose main product addresses central nervous system disorders and had been recently commercialized:

•	Acorda Therapeutics, Inc.
•	Avanir Pharmaceuticals, Inc.
•	Supernus Pharmaceuticals, Inc.
•	XenoPort, Inc.
•	Zogenix, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are U.S.-listed publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing price of the Common Stock and the common stock of each of the selected companies on May 7, 2014, the last trading day prior to announcement of the Offer and the Merger, the $6.44 Cash Consideration, the adjusted CVR valuation range of $6.78 to $7.49 per Share, the maximum Merger Consideration of $7.94 per Share, information contained in the most recent public filings of the selected companies, analyst consensus estimates of 2015 and 2016 revenue for the Company and the selected companies, and estimates of 2015 and 2016 revenue for the Company provided by management of the Company under the Base Case Projections and the Adjusted Base Case Projections, Deutsche Bank calculated the following multiples with respect to the Company and each of the selected companies:

•	total enterprise value (defined as equity value plus net debt), which we refer to as “TEV”, as a multiple of estimated revenue for 2015; and
•	TEV, as a multiple of estimated revenue for 2016.

The cash balance for the Company was adjusted to take into account an approximately $4.6 million payment for active pharmaceutical ingredients made in April 2014.

The results of this analysis are summarized as follows:

TEV/Revenue
	2015E	2016E
Selected Companies:
Acorda Therapeutics, Inc.	2.4x	2.1x
Avanir Pharmaceuticals, Inc.	3.5x	2.6x
Supernus Pharmaceuticals, Inc.	2.2x	1.6x
XenoPort, Inc.	2.4x	1.5x
Zogenix, Inc.	2.8x	1.6x
Mean	2.6x	1.9x
Median	2.4x	1.6x
Company – Analyst Estimates (at $5.00 per Share on May 7, 2014)	6.7x	2.8x

TEV/Revenue
	2015E	2016E
$6.44 Upfront Consideration
Analyst Estimates	8.8x	3.7x
Management
Base Case Projections	5.9x	2.9x
Adjusted Base Case Projections	5.9x	2.8x
Adjusted CVR Valuation Range
Analyst Estimates	9.4x – 10.4x	3.9x – 4.3x
Management
Base Case Projections	6.3x – 7.0x	3.1x – 3.4x
Adjusted Base Case Projections	6.3x – 7.0x	3.0x – 3.3x
Upfront Consideration and Maximum CVR Payout
Analyst Estimates	11.1x	4.6x
Management
Base Case Projections	7.5x	3.7x
Adjusted Base Case Projections	7.5x	3.6x

Selected Transactions Analysis

Deutsche Bank reviewed publicly available information relating to the following selected acquisition transactions in the pharmaceutical industry announced since 2011 involving largely single-product target companies with a soon-to-be or recently approved product. We refer to these transactions as the “selected transactions”.

Date Announced	Acquiror	Target
April 28, 2014	Forest Laboratories, Inc.	Furiex Pharmaceuticals, Inc.
January 21, 2014	Teva Pharmaceutical Industries Ltd.	NuPathe Inc.
July 30, 2013	Cubist Pharmaceuticals, Inc.	Optimer Pharmaceuticals, Inc.
May 28, 2013	Zeneca, Inc.	Omthera Pharmaceuticals, Inc.
January 22, 2013	Allergan, Inc.	MAP Pharmaceuticals, Inc.
October 22, 2012	Pfizer Inc.	NextWave Pharmaceuticals, Inc.
February 22, 2011	Forest Laboratories, Inc.	Clinical Data, Inc.

Although none of the selected transactions is directly comparable to the Offer and the Merger, the companies that participated in the selected transactions are such that, for the purposes of analysis, the selected transactions may be considered similar to the Offer and the Merger. Both upfront and contingent consideration was analyzed in this analysis.

With respect to each selected transaction (other than the acquisitions of Furiex Pharmaceuticals, Inc. and NextWave Pharmaceuticals, Inc., as to which information was not available), Deutsche Bank calculated the multiples of the target’s TEV to revenue for the second and third fiscal years following product launch and to peak revenues expected to be achieved by the target company, which is defined as the maximum annual net revenue expected to be achieved in the projection period on a standalone basis.

For each of such selected transactions, Deutsche Bank calculated these multiples based on upfront consideration excluding any contingent payments, upfront consideration plus the adjusted value for any contingent payments (based on the adjusted value for such contingent payments as calculated by the financial advisor to the target company and described in the disclosure documents relating to the transaction) and upfront consideration plus the maximum value of any contingent payments. Deutsche Bank also calculated the same multiples for the Company based upon the Base Case Projections and the Adjusted Base Case Projections, the $6.44 Cash Consideration, the $6.78 to $7.49 adjusted CVR valuation range and the $7.94 maximum Merger Consideration.

The results of the analysis are summarized as follows:

	TEV (excluding contingent payments)			TEV (adjusted value of contingent payments)			TEV (maximum value)
	TEV/Revenue			TEV/Revenue			TEV/Revenue
	FY 2	FY 3	Peak	FY 2	FY 3	Peak	FY 2	FY 3	Peak
Selected Transactions
Forest Laboratories, Inc./ Furiex Pharmaceuticals, Inc.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Teva Pharmaceutical Industries Ltd./NuPathe Inc.	4.6x	1.5x	0.4x	6.9x	2.3x	0.6x	8.6x	2.9x	0.7x
Cubist Pharmaceuticals, Inc./ Optimer Pharmaceuticals, Inc.	2.2x	1.3x	0.9x	3.1x	1.9x	1.3x	3.4x	2.0x	1.4x
Zeneca, Inc./Omthera Pharmaceuticals, Inc.	2.7x	1.6x	0.6x	3.6x	2.1x	0.7x	4.0x	2.4x	0.8x
Allergan, Inc./MAP Pharmaceuticals, Inc.	9.3x	4.9x	1.1x	9.3x	4.9x	1.1x	9.3x	4.9x	1.1x
Pfizer Inc./NextWave Pharmaceuticals, Inc.	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Forest Laboratories, Inc./ Clinical Data, Inc.	10.4x	4.9x	1.0x	11.5x	5.4x	1.1x	12.5x	5.9x	1.2x
Mean	5.8x	2.9x	0.8x	6.9x	3.3x	1.0x	7.5x	3.6x	1.1x
Median	4.6x	1.6x	0.9x	6.9x	2.3x	1.1x	8.6x	2.9x	1.1x
The Offer and the Merger
Base Case Projections	5.9x	2.9x	1.0x	6.3 – 7.0x	3.1 – 3.4x	1.1 – 1.2x	7.5x	3.7x	1.3x
Adjusted Base Case Projections	5.9x	2.8x	0.9x	6.3 – 7.0x	3.0 – 3.3x	0.9 – 1.0x	7.5x	3.6x	1.1x

Other Information

Deutsche Bank also noted for the Company Board certain additional factors that were not considered part of its financial analysis with respect to its opinion but were referenced for informational purposes.

Specifically, Deutsche Bank reviewed the premiums paid in the following 21 selected transactions involving U.S. life sciences companies with transaction values between $200 million and $1.5 billion announced since 2010 (including the selected transactions described above other than the acquisition of NextWave Pharmaceuticals, Inc., which was a private company), seven of which included at least some portion of contingent consideration.

Date Announced	Acquiror	Target
April 28, 2014	Forest Laboratories, Inc.	Furiex Pharmaceuticals, Inc.
February 11, 2014	Mallinckrodt plc	Cadence Pharmaceuticals, Inc.
January 21, 2014	Teva Pharmaceutical Industries Ltd.	NuPathe Inc.
September 5, 2013	Otsuka Pharmaceutical Co., Ltd.	Astex Pharmaceuticals, Inc.
August 27, 2013	Akorn, Inc.	Hi-Tech Pharmacal Co., Inc.
July 30, 2013	Cubist Pharmaceuticals, Inc.	Trius Therapeutics, Inc.
July 30, 2013	Cubist Pharmaceuticals, Inc.	Optimer Pharmaceuticals, Inc.
May 28, 2013	Zeneca, Inc.	Omthera Pharmaceuticals, Inc.
April 3, 2013	Valeant Pharmaceuticals International, Inc.	Obagi Medical Products, Inc.
January 22, 2013	Allergan, Inc.	MAP Pharmaceuticals, Inc.
November 8, 2012	Sun Pharmaceutical Industries Limited	DUSA Pharmaceuticals, Inc.
April 23, 2012	AstraZeneca PLC	Ardea Biosciences, Inc.
March 26, 2012	Bausch & Lomb Incorporated	ISTA Pharmaceuticals, Inc.
January 26, 2012	Amgen Inc.	Micromet, Inc.
October 24, 2011	Cubist Pharmaceuticals, Inc.	Adolor Corporation
April 5, 2011	Merck & Co., Inc.	Inspire Pharmaceuticals, Inc.

Date Announced	Acquiror	Target
February 22, 2011	Forest Laboratories, Inc.	Clinical Data, Inc.
December 21, 2010	Koninklijke DSM N.V.	Martek Biosciences Corporation
December 1, 2010	Axcan Pharma Holding B.V.	Eurand N.V.
September 7, 2010	Bristol-Myers Squibb Company	ZymoGenetics, Inc.
March 9, 2010	Abbott Laboratories	Facet Biotech Corporation

The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the earlier of the date of announcement of the transaction or the date of release of a press report referencing a potential transaction, to the closing price of the target company’s common stock on the 30th day prior to such date and to the 52-week high closing price of the target company’s common stock prior to such date. For the seven transactions including a contingent component of consideration, Deutsche Bank calculated these premiums based upon the upfront consideration, the upfront consideration plus the adjusted value of the contingent payments as calculated by the financial advisor to the target company and described in the disclosure documents relating to the transaction (other than the acquisition of NextWave Pharmaceuticals, Inc., for which such information was not available), and the maximum potential consideration (without taking into account any present value discount). The following table presents the results of this analysis:

	Premium (Upfront Consideration Only)			Premium (Incl. Adjusted CVR Value)			Premium (Incl. Max. CVR Payment)
	1-day	30-day	52-week high	1-day	30-day	52-week high	1-day	30-day	52-week high
Life Sciences Transactions
High	206%	170%	63%	206%	221%	106%	356%	400%	218%
Mean	58%	65%	16%	73%	83%	27%	86%	96%	36%
Median	38%	55%	15%	46%	59%	24%	54%	62%	24%
Low	0%	9%	(42%)	9%	9%	(42%)	9%	9%	(42%)
Transaction	29%	21%	3%	36 – 50%	27 – 40%	8 – 20%	59%	49%	27%

The high, mean, median and low premiums described in the columns entitled “Premium incl. adjusted CVR Value” and “Premium incl. Max. CVR Payment” above were calculated for all 21 transactions and not just for the seven transactions involving contingent payments.

In addition, Deutsche Bank reviewed the premium represented by the upfront consideration in 20 life sciences transactions involving contingent consideration announced since 2008, and noted that the premium of upfront consideration to the unaffected price per share of common stock of the target company was less than 20% in six of such transactions, between 20% and 50% in seven of such transactions and more than 50% in seven of such transactions. Deutsche Bank noted that the $6.44 Cash Consideration represented a 29% premium to the $5.00 closing price per Share on May 7, 2014.

Miscellaneous

This summary of the analyses performed by Deutsche Bank is not a complete description of Deutsche Bank’s opinion or the analyses underlying, and factors considered in connection with, Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Deutsche Bank made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to the Company or to the Offer and the Merger.

In conducting its analysis and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analysis was prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Company Board as to the fairness, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement as of the date of the opinion and does not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analysis, Deutsche Bank made, and was provided by the management of the Company with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, the Company or Parent. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, Parent or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Offer and the Merger, including the Merger Consideration, were determined through arm’s-length negotiations between the Company and Parent and were approved by the Company Board. Although Deutsche Bank provided advice to the Board during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Board. Deutsche Bank did not recommend any specific consideration to the Company or the Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Offer and the Merger. As described above in the section entitled “Reasons for the Company Board’s Recommendation”, the opinion of Deutsche Bank and its presentation to the Company Board were among a number of factors taken into consideration by the Board in making its determination to approve the Merger Agreement and the Offer and the Merger contemplated thereby.

The Company Board selected Deutsche Bank as its financial advisor in connection with the Offer and the Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between the Company and Deutsche Bank, dated March 18, 2014, the Company has agreed to pay Deutsche Bank fees, which are currently estimated to be approximately $3.8 million, for its services as financial advisor to the Company Board, of which $1.5 million became payable upon the delivery of Deutsche Bank’s opinion (or would have become payable upon Deutsche Bank advising the Company Board that it was unable to render an opinion), and the remainder of which is contingent upon consummation of the Offer. Under its engagement letter, Deutsche Bank’s fee has been calculated taking into account the midpoint of the range of the present value of amounts anticipated to be paid pursuant to the CVRs utilizing the Parent Launch Plan Projections and discount rates consistent with those used in the analysis described above under “— Analysis of the Merger Consideration”, and no portion of such fee is contingent upon the actual amount of any payments to be made pursuant to the CVRs in the future. The Company has also agreed to reimburse Deutsche Bank for all reasonable, documented travel and other out-of-pocket expenses and all reasonable, documented fees, expenses and disbursements of Deutsche Bank’s counsel incurred in connection with the Offer and the Merger or otherwise arising out of Deutsche Bank’s engagement, in each case on the terms set forth in its engagement letter. The Company has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Offer and the Merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the “DB Group”. One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which they have received compensation of less than €250,000 in respect of financial advisory, financing and commercial banking services since January 1, 2012, and for which they may receive compensation in the future. Further, a member of the board of directors of Parent serves as a consultant to a member of the DB Group. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates unrelated to the Offer and the Merger for which they have received compensation; however, no member of the DB Group received any compensation from the Company for any such services during the two-year period immediately prior to Deutsche Bank’s engagement in connection with the Offer and the Merger.

The DB Group may also provide investment banking, commercial banking and other financial services to Parent, the Company, and their respective affiliates in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Intent to Tender

To the knowledge of the Company, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such persons pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

Under the terms of Torreya’s engagement letter, Torreya received a monthly retainer of $15,000 for a period of six months commencing upon its engagement in August 2012. If the Offer and the Merger are completed, Torreya will receive a fee currently estimated to be $15.75 million, based upon the Cash Consideration, with up to an additional $4.5 million payable in the event of a maximum payout under the CVRs. In addition, the Company has agreed to reimburse Torreya for its reasonable expenses, including reasonable fees and expenses of counsel, and to indemnify Torreya and related parties against liabilites, including liability under the federal securities laws, arising out of or in connection with the serices rendered and to be rendered by Torreya under its engagement.

The terms of Deutsche Bank’s engagement are described under Item 4. above under the heading “Opinion of Deutsche Bank Securities Inc.”

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

Named Executive Officer Golden Parachute Compensation

The information set forth under “Arrangements with Executive Officers and Directors of the Company — Golden Parachute Compensation” in Item 3 is incorporated herein by reference.

Regulatory Approvals

General

Other than as described in this Statement, the Company is not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer and the Merger.

Antitrust Compliance

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the HSR Act will have expired or been terminated with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”). If Parent’s acquisition of the Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1 — “Terms of the Offer” in the Offer to Purchase.

Under the HSR Act and the related rules and regulations that have been promulgated by the FTC, certain acquisition transactions may not be consummated unless certain information and documentation have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See Section 16 — “Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Premerger Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentation, in which case the waiting period expires 10 days after the date when the parties have substantially complied with such request. After the expiration of the 10 calendar day waiting period, the acceptance time could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as Acquisition Sub acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

Parent filed on May 22, 2014 a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Acquisition Sub’s proposed acquisition of the Company. At any time before or after the purchase of Shares by Acquisition Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer or the Merger, the divestiture of Shares purchased in the Offer or the Merger, or the divestiture of substantial assets of the Company or any of its respective subsidiaries or affiliates. Under certain circumstances, private parties as well as state attorneys general also may bring legal actions under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer or the Merger. While the Company believes that the consummation of the Offer and the Merger will not violate any antitrust laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Acquisition Sub may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer” in the Offer to Purchase.

Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Neither Parent nor Acquisition Sub is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the restrictions on business combinations in Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to approve a merger involving the target corporation under the DGCL and the target corporation’s certificate of incorporation, and the holders of stock not tendered into the tender offer (other than holders of stock for which appraisal rights have been validly perfected) receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Acquisition Sub irrevocably accepts for payment Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, determined by the court. The “fair value” could be greater than, less than or the same as the Merger Consideration.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this notice, deliver to the Company at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;
•	not tender such Shares in the Offer; and
•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Chelsea Therapeutics International, Ltd., 3530 Toringdon Way, Suite 200, Charlotte, North Carolina 28277 attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a petition and holders should not assume that the Surviving Corporation will file a petition, or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither Parent nor the Surviving Corporation anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder forthwith. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement.

Certain Litigation

Between May 9, 2014 and May 15, 2014, six putative class action complaints were filed in the Court of Chancery of the State of Delaware by stockholders of the Company in connection with the pending Offer and the Merger. The actions are styled as follows: Dominick v. Chelsea Therapeutics International, Ltd., et al.; Hetland v. Chelsea Therapeutics International, Ltd., et al.; Parikh v. Chelsea Therapeutics International, Ltd., et al.; Rotundo, et al. v. Chelsea Therapeutics International, Ltd., et al.; Kaufman v. Chelsea Therapeutics International, Ltd., et al.; and Klingel, et al. v. Chelsea Therapeutics International, Ltd., et al. The lawsuits generally allege that the directors of the Company breached their fiduciary duties by, among other things, approving a merger that provides for inadequate consideration for the Company’s stockholders under circumstances involving certain alleged conflicts of interest; that the Merger Agreement includes allegedly preclusive deal protection provisions; and that the Company, Parent and Acquisition Sub allegedly aided and abetted the directors in breaching their duties to the stockholders. The actions seek various remedies, including enjoining the merger from being consummated, damages, and costs and fees relating to the lawsuits.

The outcome of these matters is uncertain. An adverse judgment or judgments for monetary damages could have a material adverse effect on the operations and liquidity of the Company. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. The Company believes that these actions have no merit and intends to defend vigorously against them.

Annual Report on Form 10-K; Quarterly Report on Form 10-Q

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, which are incorporated herein by reference.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, or other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the Offer and the Merger. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: the timing of the transaction; diversion of the attention of the Company’s management away from the day-to-day business operations of the Company; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made and the effects of provisions in the Merger Agreement that could discourage or make it difficult for competing offers to be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as well as the tender offer documents to be filed by Parent and Acquisition Sub. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Item 9. Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated May 23, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Acquisition Sub on May 23, 2014 (the “Schedule TO”)).
(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Form of Summary Advertisement published in The New York Times on May 23, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(7)	Joint press release issued by the Company and Parent on May 8, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 8, 2014).
(a)(8)	Opinion of Deutsche Bank Securities Inc. dated as of May 7, 2014 (included as Annex A to this Schedule 14D-9).
(a)(9)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex B to this Schedule 14D-9).
(a)(10)	Questions and Answers made available by the Company on May 8, 2014 (incorporated by reference to the Company’s Schedule 14D-9C filed on May 8, 2014).
(a)(11)	Transcript of investor conference call hosted by the Company on May 8, 2014 (incorporated by reference to the Company’s Schedule 14D-9C filed on May 8, 2014).
(a)(12)	Key stakeholder talking points made available by the Company on May 8, 2014 (incorporated by reference to the Company’s Schedule 14D-9C filed on May 8, 2014).
(e)(1)	Agreement and Plan of Merger, dated as of May 7, 2014, among the Company, Acquisition Sub and Parent (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 8, 2014).
(e)(2)	Form of Contingent Value Rights Agreement, among Parent and Rights Agent (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 8, 2014).
(e)(3)	Letter agreement regarding confidentiality, dated as of April 12, 2013, between the Company and H. Lundbeck A/S (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	Certificate of Incorporation of the Company, as amended on June 1, 2010 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2011).
(e)(5)	Certificate of Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 11, 2013).
(e)(6)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K filed on March 11, 2014).
(e)(7)	Chelsea Therapeutics International, Ltd. 2004 Stock Plan, as amended, and forms of Notice of Stock Option Grant and Stock Option Agreement, as amended January 25, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on March 7, 2012).

X51

Exhibit No.	Description
(e)(9)	Severance Agreement, dated as of October 16, 2012, between the Company and Joseph G. Oliveto (incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed on October 16, 2012).
(e)(10)	Chelsea Therapeutics International, Ltd. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 19, 2013).
(e)(11)	Chelsea Therapeutics International, Ltd. Executive Retention Bonus Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 19, 2013).
(e)(12)	Description of the offer letter, dated January 28, 2014, from the Company to Keith W. Schmidt and the benefits provided to Mr. Schmidt in connection therewith (incorporated by reference from Item 5.02 of the Current Report on Form 8-K filed on January 30, 2014).

X52

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

By:	/s/ Joseph G. Oliveto Name: Joseph G. Oliveto Title: President and Chief Executive Officer

Dated: May 23, 2014

ANNEX A

OPINION OF DEUTSCHE BANK SECURITIES INC.

[See attached.]

As of May 7, 2014

Board of Directors
Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200
Charlotte, NC 28277

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Board of Directors of Chelsea Therapeutics International, Ltd. (the “Company”) in connection with the Agreement and Plan of Merger, dated as of May 7, 2014 (the “Merger Agreement”), among H. Lundbeck A/S (“Parent”), Charlie Acquisition Corp., an indirect wholly-owned subsidiary of Parent (“Acquisition Sub”), and the Company. The Merger Agreement provides for a tender offer (the “Tender Offer”) for all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of the Company pursuant to which Acquisition Sub will pay consideration for each share of Company Common Stock accepted in the Tender Offer consisting of (a) $6.44 per share in cash (the “Cash Consideration”), plus (b) one contingent value right (a “CVR”) issued by Parent pursuant to the CVR Agreement (as defined in the Merger Agreement) entitling the holder thereof to potential payments of up to $1.50 in cash, in the aggregate, to be determined and paid pursuant to, and in the time frames set forth in, the CVR Agreement (the “CVR Consideration,” and, together with the Cash Consideration, the “Consideration”). The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger,” and, together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly-owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding share of Company Common Stock (other than dissenting shares and shares owned by Parent, the Company or any of their respective wholly-owned subsidiaries) will be converted into the right to receive the Consideration.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of outstanding shares of Company Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement.

In connection with our role as financial advisor to the Board of Directors of the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company, including sales forecasts prepared by management of the Company taking into account information provided by management of Parent regarding its marketing plans for NORTHERATM. We have also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company and Parent’s plans with respect to marketing NORTHERATM. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial and stock market

Board of Directors
Chelsea Therapeutics International, Ltd.
As of May 7, 2014

information for the Company with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement and the form of CVR Agreement attached as an exhibit thereto, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company, Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company, Parent or the combined company under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby under each of the individual cases included in such forecasts. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement and the CVR Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of

Board of Directors
Chelsea Therapeutics International, Ltd.
As of May 7, 2014

Directors of the Company in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the Consideration to be paid to such holders pursuant to the Merger Agreement as of the date hereof. This opinion does not address any other terms of the Transaction, the Merger Agreement or the CVR Agreement, including with respect to the form or terms of the CVR relating to transferability, illiquidity or otherwise. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Common Stock should tender shares of Company Common Stock pursuant to the Tender Offer or, if applicable, how any holder of shares of Company Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction whether relative to the Consideration to be paid to the holders of Company Common Stock pursuant to the Merger Agreement or otherwise.

Deutsche Bank will be paid a fee for its services as financial advisor to the Board of Directors of the Company in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which they have received, and in the future may receive compensation. Further, a member of the board of directors of Parent serves as a consultant to a member of the DB Group. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Company or its affiliates unrelated to the Transaction for which they have received compensation. The DB Group may also provide investment banking, commercial banking and other financial services to Parent, the Company and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the Company and

Board of Directors
Chelsea Therapeutics International, Ltd.
As of May 7, 2014

their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than Parent and its affiliates) is fair from a financial point of view to such holders.

Very truly yours,
/s/DEUTSCHE BANK SECURITIES INC.
DEUTSCHE BANK SECURITIES INC.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to 251 (other than a merger effected pursuant to 251(g) of this title and, subject to paragraph (b)(3) of this section, 251(h) of this title), 252, 254, 255, 256, 257, 258, 263 or 264 of this title:

(1) Provided, however, that, except as expressly provided in 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation shall be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 251(h), 253 or 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation's certificate of incorporation contemplated by 363(a) of this title, appraisal rights shall be available as contemplated by 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation."

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand shall be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to 228, 251(h), 253, or 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand shall be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.